Exhibit 99.1

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF

SHAREHOLDERS OF

CONCORDIA HEALTHCARE CORP.

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CONCORDIA HEALTHCARE CORP. OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF ALL SHAREHOLDERS.

To be held at the Toronto Region Board of Trade

Ridout Room, First Canadian Place

Suite 350, 77 Adelaide Street West

Toronto, Ontario

at 10:00 a.m. (EDT) on April 29, 2016

March 24, 2016

These materials are important and require your immediate attention. They require Shareholders to make important decisions. If you are in doubt as to how to deal with these materials or the matters they describe, please contact your financial, legal, tax or other professional advisors.

March 24, 2016

Dear Fellow Shareholders,

On behalf of Concordia Healthcare Corp. (“Concordia”), it is with great pleasure that we invite you to attend our annual general and special meeting of shareholders to be held at 10:00 a.m. (EDT) on April 29, 2016 in the Ridout Room of the Toronto Region Board of Trade at Suite 350, 77 Adelaide Street West Toronto, Ontario. Your participation at this meeting is very important and we encourage you to review the attached information circular, which includes important information for the holders of Concordia common shares. We encourage you to vote on the matters set out in the information circular by following the proxy instructions set out therein and returning your proxy or voting instruction form (as applicable) by the applicable deadline.

In 2015, Concordia completed two transformative transactions by acquiring substantially all of the commercial assets of privately held Covis Pharma S.à.r.l. and Covis Injectables S.à.r.l. (collectively, “Covis”) and all of the issued and outstanding shares of Amdipharm Mercury Limited (“AMCo”). The Covis portfolio acquisition brought a portfolio of products to Concordia that featured stable revenue, strong margins and free cash flow. As a result of the AMCo acquisition, Concordia has been transformed from a predominantly U.S. business to a leading, international speciality pharmaceutical company with a combined portfolio of more than 200 established products and an extensive geographic platform that spans over 100 countries. These achievements would not have been possible without the support of our management team and the members of Concordia’s board of directors.

Most importantly, I would like to thank Concordia’s shareholders. Concordia’s success is driven by your support and we are sincerely grateful to each of you for having chosen to accompany us on this journey. We look forward to building on our past accomplishments with your continued support.

Yours truly,

<Signed> Mark Thompson
Mark Thompson Chairman and Chief Executive Officer Concordia Healthcare Corp.

CONCORDIA HEALTHCARE CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS to be held on April 29, 2016

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Concordia Healthcare Corp. (the “Corporation”) will be held at the Toronto Region Board of Trade, Ridout Room, First Canadian Place, Suite 350, 77 Adelaide Street West, Toronto, Ontario at 10:00 a.m. (EDT) on April 29, 2016 for the following purposes:

(a)	to receive the consolidated financial statements of the Corporation, for the year ended December 31, 2015, including the auditor’s report thereon (the “Financial Statements”);

(b)	to elect directors of the Corporation (the “Directors”) who will serve until the end of the next annual meeting of Shareholders or until their successors are elected or appointed;

(c)	to re-appoint the auditor of the Corporation for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor;

(d)

to consider and, if thought fit, pass a special resolution to change the name of the Corporation to “Concordia International Corp.”, as more particularly described in the attached Circular (as defined below) (the full text of the proposed special resolution is attached to the Circular as Appendix “A”);

(e)

to consider and, if thought fit, pass, with or without variation, an ordinary resolution approving and ratifying the adoption of by-law number two of the Corporation (“By-law No. 2”) relating to advance notice of nominations of Directors, as more particularly described in the attached Circular (the full text of By-law No. 2 and the proposed ordinary resolution are attached to the Circular as Appendix “B” and Appendix “C”, respectively);

(f)

to consider and, if thought fit, pass a special resolution to increase the Corporation’s authorized share capital by creating a new class of “blank cheque” preferred shares that may be issued in one or more series, with rights and restrictions attaching thereto that allow the Board of Directors of the Corporation (the “Board”) to fix the number of shares in the series and to fix the preferences, special rights and restrictions, privileges, conditions and limitations attaching to the shares of that series (the “Preferred Shares”), as more particularly described in the attached Circular (the full text of the share terms of the Preferred Shares and the proposed special resolution are attached to the Circular as Appendix “D” and Appendix “E”, respectively); and

(g)	to transact such further and other business as may properly come before the Meeting or the reconvening of any adjournment or postponement thereof.

Additional information on the above matters can be found in the management information circular dated March 24, 2016 (the “Circular”) under the heading “Business of the Meeting”.

The Board has fixed the close of business on March 24, 2016 as the record date (the “Record Date”) for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

The Circular, this notice of Meeting (the “Notice”), the form of proxy and the voting instruction form (collectively, the “Meeting Materials”) are being mailed to Shareholders of record as at the Record Date and are available online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov. Shareholders are reminded to review the Meeting Materials before voting.

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If you do not expect to attend the Meeting in person, please promptly complete and sign the enclosed form of proxy and return it for receipt by no later than 10:00 a.m. (EDT) on April 27, 2016. If you receive more than one proxy form because you own Common Shares registered in different names or addresses, each proxy form should be completed and returned.

If you are a Non-Registered Shareholder (as defined in the Circular under the heading “Non-Registered Shareholders”), accompanying this Notice is a voting instruction form for your use. If you receive these materials through your broker or another intermediary, please complete and sign the materials in accordance with the instructions provided to you by such broker or other intermediary.

Dated at Oakville, Ontario, this 24th day of March, 2016.

BY ORDER OF THE BOARD OF DIRECTORS OF CONCORDIA HEALTHCARE CORP.

By:	<Signed> Mark Thompson
Name: Mark Thompson
Title: Chairman and Chief Executive Officer

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MANAGEMENT INFORMATION CIRCULAR

Introduction

This Circular is furnished to Shareholders in connection with the solicitation of proxies by and on behalf of the management of the Corporation for use at the Meeting and any adjournment or postponement thereof, for the purposes set forth in the attached Notice.

The Meeting Materials are being mailed on or about April 7, 2016 to Shareholders of record as at the Record Date. The Corporation will bear all costs associated with the preparation and mailing of the Meeting Materials, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Corporation may also directly solicit proxies (but not for additional compensation) personally, by telephone, by facsimile or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All information contained in this Circular is given as of March 24, 2016 unless otherwise specifically stated. Certain capitalized terms used but not defined herein have the meanings given to them in the Notice of Annual General and Special Meeting of Shareholders delivered with this Circular.

Currency

Except where otherwise indicated, all dollar amounts set forth in this Circular are in United States (“U.S.”) dollars, the currency used by the Corporation to report its financial statements.

GENERAL PROXY MATTERS

Voting in Person at the Meeting

A registered holder of Common Shares (“Registered Shareholder”), or a beneficial owner who has appointed itself to represent it at the Meeting, will appear on a list of Shareholders prepared by Equity Financial Trust Company, the registrar and transfer agent for purposes of the Meeting. To vote in person at the Meeting each Registered Shareholder or appointee will be required to register for the Meeting by identifying himself/herself/itself at the registration desk. Non-Registered Shareholders (as defined in this Circular under the heading “Non-Registered Shareholders”) must appoint themselves as a proxyholder to vote in person at the Meeting.

Solicitation of Proxies

The information contained in this Circular is furnished to Shareholders in connection with the solicitation of proxies to be used at the Meeting. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation and the total cost of the solicitation will be borne by the Corporation. The solicitation of proxies will be primarily by mail, but may also be in person or by telephone, fax or oral communication without special compensation by officers or employees of the Corporation. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals or beneficial owners and to obtain authorizations for the execution of proxies. The Corporation will reimburse these banks, brokerage houses and other custodians and nominees or fiduciaries for the reasonable costs incurred in obtaining authorization to execute forms of proxy from their principals or beneficial owners.

Appointment of Proxies

The persons named in the enclosed form of proxy are Directors and/or officers of the Corporation. Each Shareholder has the right to appoint a person or entity, other than the persons designated by management in the form of proxy, to represent the Shareholder at the Meeting. A Shareholder giving a proxy can strike out the names of the management designees printed in the accompanying form of proxy and insert the name of another designated person or entity in the space provided, or the Shareholder may complete another form of proxy. A proxy designee need not be a Shareholder of the Corporation.

Those Shareholders who wish to be represented at the Meeting by proxy must complete and deliver a proper form of proxy to Equity Financial Trust Company either in person, or by mail or courier, to 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, by fax at (416) 595-9593 or via the internet at www.voteproxyonline.com.

The form of proxy must be deposited with Equity Financial Trust Company by no later than 10:00 a.m. (EDT) on April 27, 2016, or with the Chairman of the Meeting before the commencement of the Meeting, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the time of reconvening such adjourned or postponed Meeting or with the Chairman of the Meeting before the commencement of the reconvening of such adjourned or postponed Meeting.

If a Shareholder who has completed a form of proxy attends the Meeting in person, any votes cast by such Shareholder on a poll will be counted and the completed form of proxy will be disregarded.

Non-Registered Shareholders

The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as “Non-Registered Shareholders”) should note that only proxies deposited by Registered Shareholders (that is, Shareholders whose names appear on the records maintained by the registrar and transfer agent or nominee for the Common Shares as registered holders of Common Shares) will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Non-Registered Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, brokers (or their agents and nominees) are prohibited from voting shares for the broker’s clients. Subject to the following discussion in relation to NOBOs (as defined below), the Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co., a broker or another agent or nominee, are held.

There are two categories of Non-Registered Shareholders for the purposes of applicable securities regulatory policy in relation to the mechanism of dissemination to Non-Registered Shareholders of proxy-related materials and other securityholder materials and the request for voting instructions from such Non-Registered Shareholders. Non-objecting beneficial owners (“NOBOs”) of Common Shares are Non-Registered Shareholders who have advised their intermediary (such as brokers or their agents or nominees) that they do not object to their intermediary disclosing share ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners (“OBOs”) of Common Shares are Non-Registered Shareholders who have advised their intermediary that they object to their intermediary disclosing such share ownership information to the Corporation.

National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) permits the Corporation, in its discretion, to obtain a list of its NOBOs from intermediaries and use such NOBO list for the purpose of distributing the Meeting Materials directly to, and seeking voting instructions directly from, such NOBOs. As a result, the Corporation is entitled to deliver Meeting Materials to Non-Registered Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to OBOs; or (b) indirectly to all Non-Registered Shareholders through intermediaries. In accordance with the requirements of NI 54-101, the Corporation is sending the Meeting Materials directly to NOBOs and indirectly through intermediaries to OBOs. The Corporation will pay the fees and expenses of intermediaries for their services in delivering Meeting Materials to OBOs in accordance with NI 54-101.

The Corporation has used a NOBO list to send the Meeting Materials directly to NOBOs whose names appear on that list. If the transfer agent, Equity Financial Trust Company, has sent these materials directly to a NOBO, such NOBO’s name and address and information about its holdings of Common Shares have been obtained from the intermediary holding such shares on the NOBO’s behalf in accordance with applicable securities regulatory requirements. As a result, any NOBO of the Corporation can expect to receive a voting instruction form from the Corporation’s transfer agent. NOBOs should complete and return the voting instruction form to Equity Financial Trust Company in the envelope provided. In addition, Internet voting is available. Instructions in respect of the procedure for Internet voting can be found in the voting instruction form. Equity Financial Trust Company will tabulate the results of voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by such voting instruction forms.

Applicable securities regulatory policy requires intermediaries, on receipt of Meeting Materials that seek voting instructions from Non-Registered Shareholders indirectly, to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings on Form 54-101F7 – Request for Voting Instructions Made by Intermediary (“Form 54-101F7”). Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting or the reconvening of or any adjournment(s) or postponement(s) thereof. Often, the form of proxy supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided to Registered Shareholders; however, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. Non-Registered Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Non-Registered Shareholders can also write the name of someone else whom they wish to attend at the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Circular. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a voting instruction form in lieu of the form of proxy. Non-Registered Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Broadridge will then provide aggregate voting instructions to Equity Financial Trust Company, which tabulates the results and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting or the reconvening of any adjournment(s) or postponement(s) thereof. By choosing to send the Meeting Materials to NOBOs directly, the Corporation (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

All references to Shareholders in this Circular and the accompanying instrument of proxy and Notice are to Registered Shareholders unless specifically stated otherwise.

Revocation

A Registered Shareholder who has given a proxy may revoke the proxy:

(a)	by completing and signing a form of proxy bearing a later date and depositing it with Equity Financial Trust Company as described above;

(b)

by depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or by electronic signature: (i) at the registered office of the Corporation addressed to Mark Thompson, the Chairman and Chief Executive Officer, at any time up to and including the close of business on the last business day preceding the day of the Meeting, or the reconvening of any adjournment or postponement of the Meeting, at which the proxy is to be used; or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the reconvening of any adjournment or postponement of the Meeting; or

(c)	in any other manner permitted by law.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote, which has been provided to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the intermediary at least seven days prior to the Meeting.

Voting of Proxies

The Common Shares represented by any valid proxy in favour of the management designees named in the accompanying form of proxy will be voted for or withheld from voting in accordance with the specific instructions made by the Shareholder on any ballot that may be called for with respect to the election of Directors, the re-appointment of the auditor and the authorization of the Directors to fix the auditor’s remuneration, changing the name of the Corporation, adopting By-law No. 2 of the Corporation, and increasing the authorized capital of the Corporation by creating the Preferred Shares, and if a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voting accordingly. In the absence of any such specific instructions, such Common Shares will be voted by the designated persons named by management in the accompanying form of proxy:

•	FOR the election of the Directors named in this Circular;

•	FOR the re-appointment of PricewaterhouseCoopers LLP as auditor of the Corporation and the authorization of the Directors to fix such auditor’s remuneration;

•	FOR changing the name of the Corporation to “Concordia International Corp.”;

•	FOR the adoption of By-law No. 2; and

•	FOR increasing the authorized capital of the Corporation by creating the Preferred Shares.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or the reconvening of any adjournment(s) or postponement(s) thereof. As of the date of this Circular, the Corporation is not aware of any such amendments or variations or any other matters to be addressed at the Meeting.

Record Date

The Record Date for determining Shareholders entitled to receive notice of and vote at the Meeting is March 24, 2016. Shareholders of record as at the close of business on such date are entitled to attend and vote at the Meeting, or the reconvening of any adjournment(s) or postponement(s) thereof, in the manner and subject to the procedures described in this Circular.

Voting Shares and Quorum

As of the Record Date, there were 51,015,872 Common Shares issued and outstanding. Shareholders of record on March 24, 2016 are entitled to receive notice of and vote at the Meeting. Each Common Share entitles the holder thereof to one vote at the Meeting.

Pursuant to the by-laws of the Corporation, a quorum is present at the Meeting if two or more voting persons are present in person and authorized to cast in the aggregate not less than 10% of the total number of votes attaching to the Common Shares.

Principal Shareholders

To the knowledge of the Directors and executive officers of the Corporation, the only person or company that beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10 per cent or more of the voting rights attached to any class of issued and outstanding voting securities of the Corporation as at March 24, 2016 is Cinven Capital Management (V) General Partner Limited (“Cinven”) and limited partnerships and other entities controlled by or acting jointly with Cinven. Based on information available through the System for Electronic Disclosure by Insiders, to the knowledge of the Corporation, as at March 24, 2016, Cinven beneficially owns, or controls or directs, directly or indirectly, 7,233,338 Common Shares representing 14.2 of the issued and outstanding voting securities of the Corporation.

THE CORPORATION

Concordia Healthcare Corp. was incorporated pursuant to the provisions of the Business Corporations Act (Ontario) on January 20, 2010, under the name “Mercari Acquisition Corp.”. The Corporation completed its initial public offering on May 6, 2010, and was listed on the TSX Venture Exchange (“TSX-V”) as a capital pool company and subsequently on the NEX board of the TSX-V (“NEX”) until it completed its qualifying transaction on December 20, 2013 (the “Qualifying Transaction”). On December 18, 2013, and prior to the completion of the Qualifying Transaction, the Corporation changed its name to “Concordia Healthcare Corp.” and completed a consolidation of its share capital on a basis of one post-consolidation Common Share for every 48.08 common shares existing immediately before the consolidation. The Common Shares were delisted from the NEX and listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “CXR” on December 24, 2013. The Common Shares were listed for trading on the NASDAQ Global Select Market® (“NASDAQ”) on June 29, 2015 under the symbol “CXRX”. On January 1, 2016 the Corporation completed a vertical amalgamation with its wholly-owned subsidiary Concordia Healthcare Inc. The name of the amalgamated company is currently “Concordia Healthcare Corp.”.

Prior to the Qualifying Transaction, the Corporation did not own any assets other than cash and had not conducted any active business operations. Since its incorporation and prior to the Qualifying Transaction, the principal activities of the Corporation consisted of the financing through its initial public offering and a non-brokered private placement of Common Shares completed during January 2013. As a result of the Qualifying Transaction and the completion of various acquisitions by the Corporation since 2013, the Corporation has become an international specialty pharmaceutical company owning a broad portfolio of branded and generic prescription products which are sold to wholesalers, hospitals and pharmacies in over 100 countries. As at December 31, 2015, the Corporation employed 476 employees.

The registered and head office of the Corporation is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9. The Corporation’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario M5H 2T6.

BUSINESS OF THE MEETING

The Meeting will be constituted as an annual general and special meeting of Shareholders.

At the Meeting, the Corporation will place before Shareholders the Financial Statements and Shareholders will be asked to consider and vote on: (a) the election of the Directors of the Corporation who will serve until the end of the next annual meeting of Shareholders, or until their successors are elected or appointed; (b) the re-appointment of the auditor of the Corporation for the ensuing year and the authorization of the Directors to fix the auditor’s remuneration; (c) changing the name of the Corporation to “Concordia International Corp.”; (d) the adoption of By-law No. 2; (e) increasing the authorized capital of the Corporation by creating the Preferred Shares; and (f) such further and other business as may properly come before the Meeting or the reconvening of any adjournment(s) or postponement(s) thereof.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

As of the date of this Circular, there were 51,015,872 Common Shares issued and outstanding. As at the date of this Circular, the Directors and named executive officers of the Corporation, and their associates or affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 3,138,250 Common Shares representing approximately 6.2% of the issued and outstanding Common Shares on a non-diluted basis.

None of the principal holders of Common Shares or any Director, proposed nominee for election as a Director or officer of the Corporation, as the case may be, or any associate or affiliate of any of the foregoing persons, since the beginning of the Corporation’s last financial year, has any material interest in any proposed matter to be acted upon, other than the election of Directors or the appointment of the auditors, that materially affected or will materially affect the Corporation or any of its affiliates.

PRESENTATION OF FINANCIAL STATEMENTS

Management, on behalf of the Board, will submit the Financial Statements to the Shareholders at the Meeting, but no vote by the Shareholders with respect thereto is required or proposed to be taken in respect of the Financial Statements.

The Financial Statements placed before Shareholders will be mailed to requesting Registered Shareholders, as well as requesting Non-Registered Shareholders on or about April 6, 2016 and are also available under the Corporation’s profile on SEDAR at www.sedar.com and at EDGAR at www.sec.gov. Copies of the Financial Statements will also be made available at the Meeting.

ELECTION OF DIRECTORS

Under the articles of the Corporation, the Board is to consist of a minimum of three and a maximum of eleven Directors. The number of Directors to be elected at the Meeting is six. Pursuant to the Business Corporations Act (Ontario) (“OBCA”), each nominee may be elected by a plurality of the votes cast by Shareholders present in person or represented by proxy. However, each nominee is to be elected in accordance with the Corporation’s majority voting policy that the Corporation has adopted. See “Statement of Corporate Governance – Majority Voting for Board Election.”

In the absence of any instructions to the contrary, management of the Corporation proposes to nominate and the Common Shares represented by proxies received by management will be voted FOR the approval of the election of the six persons named below, all of whom are now and have been Directors for the periods indicated.

Management does not contemplate that any of the nominees will be unable to serve as a Director. If, as a result of circumstances not now contemplated, any nominee is unable to serve as a Director, the proxy will be voted for the election of such other person or persons as management may select. Each Director elected will hold office until the next annual meeting of Shareholders, or until their respective successors are elected or appointed in accordance with applicable law and the Corporation’s by-laws.

Director Nominees of Concordia Healthcare Corp.

The following table sets forth certain information with respect to each of the six nominees for election to the Board, including the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at March 24, 2016:

Name, City, Province and Country of Residence(1)	Period as Director(2)	Principal Occupation	Common Shares Beneficially Owned, Controlled or Directed and Approximate Percentage of Common Shares Held(3)
Mark Thompson Oakville, Ontario, Canada	December 2013 to present	Chairman and Chief Executive Officer of the Corporation	2,125,251 (4.2	(4) %)

Douglas Deeth(5)(6)(7)(8) Oakville, Ontario, Canada	December 2013 to present	Partner, Deeth Williams Wall LLP(9)	11,539 (<1	%)(10)(11)

Jordan Kupinsky(5)(6)(7)(8) Toronto, Ontario, Canada	December 2013 to present	Partner, JJR Private Capital(12)	642,438 (1.3	(13) %)(10)

Ed Borkowski Chatham, New Jersey, United States	June 2015 to present	Executive Vice President of Concordia Healthcare(14)	9,717 (<1	%)(10)

Rochelle Fuhrmann(5)(6)(7)(8) Berkeley Heights, New Jersey, United States	June 2015 to present	Chief Financial Officer, Life Sciences of Becton, Dickinson and Company(15)	6,217 (<1	%)(10)

Patrick Vink(6)(7)(8) Uetikon am See, Switzerland	March 2016 to present	Advisor to Life Sciences companies(16), Former Executive Vice President and Chief Executive Officer of Cubist Pharmaceuticals Inc.(17), Former Senior Vice-President, Head of Global Institutional and Biologics Business of Mylan Inc.(18)	0 (0%)

Notes:

(1)	The information as to country and province or state or residence, and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective nominees.
(2)

Each Director listed will hold his or her position as a Director of the Corporation until the next annual meeting of Shareholders or until his or her respective successor is elected or appointed in accordance with applicable laws and the Corporation’s by-laws.

(3)

Common Shares beneficially owned, controlled or directed, directly or indirectly, as at March 24, 2016, is based upon information furnished to the Corporation by each individual Director or nominee and confirmed using the System for Electronic Disclosure by Insiders.

(4)

2496544 Ontario Ltd. is the registered holder of 2,125,251 of these Common Shares, in respect of which Mark Thompson is a beneficial owner. Effective March 24, 2016, Mr. Thompson holds 405,876 RSUs (as defined below under “Statement of Executive Compensation”), of which 146,149 RSUs vest over a period of three years and 259,727 RSUs vest upon the Corporation achieving certain performance metrics. Mr. Thompson holds 55,550 options to purchase 55,550 Common Shares.

(5)	Member of the Nominating and Corporate Governance Committee.
(6)

Member of the Human Resources and Compensation Committee of the Corporation. Ms. Fuhrmann was appointed to the Human Resources and Compensation Committee on an interim basis until March 24, 2016. On March 24, 2016, Mr. Vink was appointed to the Human Resources and Compensation Committee to replace Ms. Fuhrmann.

(7)

Member of the Audit Committee of the Corporation. Mr. Deeth was appointed to the Audit Committee on an interim basis until March 24, 2016. On March 24, 2016, Mr. Vink was appointed to the Audit Committee to replace Mr. Deeth.

(8)	Independent Director for purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices.
(9)	Law firm.
(10)

Effective January 19, 2016, 5,208 RSUs were issued to each non-executive member of the Board, other than Jordan Kupinsky and Patrick Vink. 7,465 RSUs were issued to Mr. Kupinsky as Lead Independent Director. Twenty-five percent of these RSUs vested on the date of grant and the remaining will vest in equal installments on each of April 1, July 1 and October 1, 2016. Pursuant to his employment agreement, Mr. Borkowski was entitled to 100,000 RSUs in connection with his employment as Executive Vice President. On March 22, 2016, the Board approved the grant of 94,792 RSUs to Mr. Borkowski, subject to the expiry of a blackout period, which reflected a reduction of the 100,000 RSUs Mr. Borkowski was entitled to pursuant to the terms of his employment agreement to take into account the 5,208 RSUs granted to him on January 19, 2016.

(11)	Mr. Deeth holds 100,000 options to purchase 100,000 Common Shares.
(12)	Private capital firm.
(13)	Pride Partnership is the registered holder of 630,432 of these Common Shares. Mr. Kupinsky is a beneficial owner in respect of Pride Partnership.
(14)	Mr. Borkowski is employed by a subsidiary of the Corporation.

(15)	Diagnostics, bioscience and medical device company.
(16)

Mr. Vink is the Chairman of the board of directors of Micreos NV (a biotechnology firm), the Chairman of the board of directors of Acacia Pharma (a specialty pharmaceutical company) and a director of Spero Therapeutics (a biopharmaceutical company).

(17)	Biopharmaceutical company.
(18)	Pharmaceutical company.

The following are brief biographies of each of the nominees for Director:

Mark Thompson

Mr. Thompson, age 48, is the Chairman and Chief Executive Officer, founder and a Director of the Corporation. Mr. Thompson was formerly Senior Vice President and General Counsel of Legacy Pharma Limited Partnership and a co-founder of Trimel Pharmaceuticals Corporation (currently Acerus Pharmaceuticals Corporation) and Tribute Pharmaceuticals Inc. From 2001 to 2005, Mr. Thompson was employed by Biovail Corporation (currently Valeant Pharmaceuticals International, Inc.), where he held the title of Vice-President, Business Development and, before that, Associate General Counsel. While at Biovail, Mr. Thompson was actively involved in M&A transactions valued at over $2 billion. Prior to joining Biovail, Mr. Thompson was an associate at Osler, Hoskin and Harcourt LLP. Mr. Thompson holds an H.B.A., and M.A. from York University and an LL.B. from the University of Ottawa.

Douglas Deeth

Mr. Deeth, age 68, is a partner with the law firm of Deeth Williams Wall LLP. He is the former President of the Intellectual Property Law section of the Canadian Bar Association, the current President of the International Federation of Intellectual Property Attorneys (FICPI) and has over 35 years of experience working with the pharmaceutical industry. Throughout most of his career Mr. Deeth has been extensively involved in product acquisition and licensing agreements in the pharmaceutical field. He was directly involved in almost all of the product and technology acquisition and license agreements of Biovail Corporation from its inception in 1987 until 2008. Mr. Deeth has been recognized in several international reviews as one of Canada’s leading intellectual property lawyers. He was a director of Trimel Pharmaceuticals Corporation (currently Acerus Pharmaceuticals Corporation), and is on the board of IM Biotechnologies Inc. Mr. Deeth was admitted to the Bar of Ontario in 1976. He has a B.A.Sc. in Chemical Engineering from the University of Waterloo (1970) and an LL.B. from the University of Toronto (1974), and has taught, written and spoken extensively on intellectual property law. He has lectured at McMaster University, the University of Toronto and Osgoode Hall law schools and the McGill courses on Patent and Copyright Law.

Jordan Kupinsky

Mr. Kupinsky, age 43, is a partner at JJR Private Capital. He has been with JJR since 2008. From January 2011 through July 2014, Mr. Kupinsky was also Managing Director with Windsor Private Capital, a private equity merchant banking firm. Prior to joining JJR Capital, Mr. Kupinsky was a Vice President at Greenhill & Co., an independent global investment banking firm, listed on the NYSE, focused on mergers & acquisitions and financial restructuring, from March 2006 to May 2008. Prior to joining Greenhill & Co., Mr. Kupinsky held the positions of Vice President of Corporate Development and General Counsel at Minacs Worldwide Inc., a publicly traded company on the TSX from July 2002 to February 2005. Mr. Kupinsky began his career practicing corporate and securities law at Torys LLP in Toronto (from 1997 to 1999) and was also an investment banking associate at Houlihan Lokey Howard & Zukin from 1999 to 2002. He holds a joint MBA and JD degree from the Schulich School of Business and Osgoode Hall Law School at York University. Mr. Kupinsky is currently Chairman of Perk.com Inc. and a director of Atlas

Financial Holdings Inc. Mr. Kupinsky also served as a director of Xceed Mortgage Corporation from May 2012 through July 2013 when the sale of Xceed to MCAN Mortgage Corporation was completed.

Edward Borkowski

Mr. Borkowski, age 56, is the Executive Vice President of Concordia Healthcare. Prior to joining the organization, Mr. Borkowski was a healthcare executive who, from 2013, was the CFO of Amerigen Pharmaceuticals, a generic pharmaceutical company with a focus on oral controlled release products. Prior to working with Amerigen, he was the CFO and Executive Vice President of Mylan N.V. In addition, Mr. Borkowski previously held the position of CFO with Convatec, a global medical device company focused on wound care and ostomy, and Carefusion, a global medical device company for which he helped lead its spin-out from Cardinal Health into an independent public company. Mr. Borkowski also held senior financial positions at Pharmacia and American Home Products (Wyeth). He started his career with Arthur Anderson & Co. after graduating from Rutgers University with an MBA in accounting. Mr. Borkowski also graduated from Allegheny College with a degree in Economics and Political Science. He is a Trustee and an Executive Committee member of Allegheny College. Mr. Borkowski is currently a director of AzurRx BioPharma, Inc., Transdermal Delivery Solutions Corporation and WhereverTV Broadcasting Corp.

Rochelle Fuhrmann

Rochelle Fuhrmann, age 46, is currently the Chief Financial Officer of Life Sciences of Becton, Dickinson and Company and was previously the Chief Financial Officer of Amneal Pharmaceuticals LLC, a private generic pharmaceutical company, where she was responsible for the management of financial functions including accounting and financial reporting, corporate finance and treasury. From June 2006 through November 2013, Ms. Fuhrmann held positions of increasing responsibilities at Warner Chilcott plc, a speciality pharmaceuticals company listed on the NASDAQ, including most recently Senior Vice President, Finance, where she was responsible for the oversight and direction of corporate accounting and SEC reporting, tax, treasury, risk management and internal audit functions as well as investor relations. Prior to joining Warner Chilcott plc, Ms. Fuhrmann held various positions in accounting, finance and investor relations at AT&T Inc., including, Director, Accounting Policy. Her career started at Coopers & Lybrand LLC (now PricewaterhouseCoopers LLP). Ms. Fuhrmann is a certified public accountant (inactive) and holds a B.Sc. degree in accounting from the University of Rhode Island.

Patrick Vink

Patrick Vink, age 52, is an advisor to life science companies. Mr. Vink is currently the Chairman of the board of directors of Micreos NV, the Chairman of the board of directors of Acacia Pharma and a director of Spero Therapeutics. Previously, Mr. Vink spent over three years at Cubist Pharmaceuticals Inc., which he joined in 2012 as Senior Vice-President and Head of International Business Operations, and where afterwards he served as Executive Vice President and Chief Operating Officer. Prior to joining Cubist Pharmaceuticals Inc., Mr. Vink served as Senior Vice-President, Head of Global Institutional and Biologics Business at Mylan Inc., which he joined in 2008, helping to establish the company’s operations in Switzerland. Mr. Vink has held several leadership positions across the pharmaceutical industry, including head of global business franchise biopharmaceuticals for Novartis Sandoz; vice president for international business for Biogen Inc.; and head of worldwide marketing, cardiovascular and thrombosis for Sanofi-Synthelabo. Mr. Vink served as a member of the executive committee of the European Federation of Pharmaceutical Industries and Associations (EFPIA) between 2013 and 2015. Mr. Vink graduated as a medical doctor from the University of Leiden, Netherlands in 1988 and obtained his MBA in 1991 at the University of Rochester.

Interest of Informed Persons in Material Transactions

Other than as disclosed below, since the commencement of the Corporation’s most recently completed financial year, the Corporation did not have any transactions, or any proposed transactions, with any “informed person” (as defined in applicable securities laws), or any proposed Director of the Corporation, or any associate or affiliate of any informed person or proposed Director, who has a material interest or had a material interest, direct or indirect, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

During 2015, the Corporation paid approximately $53,000 in legal fees for advice relating to intellectual property matters to Deeth Williams Wall LLP, 150 York St., Suite 400, Toronto, Ontario, M5H 3S5. Although, Mr. Deeth is a partner of Deeth Williams Wall LLP, Mr. Deeth has not personally received more than $7,950 in direct compensation from the Corporation, or its subsidiaries, during any twelve-month period within the last three years and, as a result, Mr. Deeth is considered to be independent for purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices. As at February 9, 2016, the firm affiliated with Mr. Deeth ceased providing legal services to the Corporation, apart from clerical and administrative work related to the transfer of files. As a result, Mr. Deeth is considered independent for purposes of National Instrument 52-110 – Audit Committees.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation none of the persons proposed for election as Directors nor any personal holding company owned or controlled by any of them: (a) are, as at the date of this Circular, or have been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed Director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) are, as at the date of this Circular, or have been within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) have, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties and Sanctions

To the knowledge of the Corporation none of the persons proposed for election as Directors nor any personal holding company owned or controlled by any of them: (a) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for the proposed Director.

RE-APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to re-appoint PricewaterhouseCoopers LLP, 354 Davis Rd, Oakville, ON L6J 2X (“PwC”), as the auditor of the Corporation to hold office until the close of the next annual meeting of Shareholders, based on the recommendation of the Audit Committee and the Board. PwC has been the auditor of the Corporation since June 25, 2015. PwC is independent with respect to the Corporation in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR the re-appointment of PwC as the auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the Directors to fix such auditor’s remuneration.

If a majority of the Common Shares represented at the Meeting are withheld from voting for the appointment of PwC as the auditors of the Corporation, the Board will appoint another firm of chartered accountants based upon the recommendation of the Corporation’s Audit Committee.

A summary of the external auditor service fees and billings paid or payable to Collins Barrow LLP, the Corporation’s former external auditor, in respect of the fiscal year ended December 31, 2014 and a portion of 2015 and a summary of the external auditor service fees and billings paid or payable to PwC, the Corporation’s current external auditor, in respect of the fiscal year ended December 31, 2015, is set out below:

Fiscal Year	Audit Fees		Audit-Related Fees			Tax Fees			All Other Fees			Total
2014(1)	C$	250,000	C$	275,300	(2)	C$	53,100	(3)	C$	129,200	(4)	C$	707,600
2015(1)	C$	64,000	C$	291,463	(2)	C$	61,516	(3)		—		C$	416,979
2015(5)		$1,098,950		$429,941	(6)		—			—			$1,528,891

Notes:

(1)	Fees paid to Collins Barrow, LLP.
(2)	The amount relates primarily to audit related fees charged in connection with quarterly reviews, financings and business acquisition reporting.
(3)	The amount relates primarily to fees charged for assistance with tax compliance in the United States, Canada and Barbados.
(4)	The amount relates primarily to other fees charged in connection with services performed to support acquisitions and financings.
(5)	Fees paid to PwC, who were appointed as the auditor of the Corporation during the second quarter of 2015.
(6)	This amount relates primarily to fees charged in connection with the issuance of auditor comfort letters.

NAME CHANGE

Approval of Name Change

On management’s recommendation, the Board has approved changing the name of the Corporation from “Concordia Healthcare Corp.” to “Concordia International Corp.” (the “Name Change”). With the acquisition of Amdipharm Mercury Limited (“AMCo”) in 2015, the Corporation’s business transformed from a predominantly U.S. business to a leading, international speciality pharmaceutical company with an extensive geographic platform that spans over 100 countries. Due to this transformation, and the current business of the Corporation, the Corporation is undertaking a re-branding to reflect its global presence. As part of that re-branding, management and the Board have determined that the Corporation’s name should be changed to be better aligned with its operational and geographic reach.

The Name Change is subject to approval by Shareholders at the Meeting. The full text of the special resolution approving the Name Change is attached to this Circular as Appendix “A”. To be effective, this resolution must be approved by at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR the Name Change.

ADOPTION OF BY-LAW NO. 2

On October 14, 2015, the Board adopted By-law No. 2 relating to advance notice of nominations of Directors. The full text of By-law No. 2 is attached to this Circular as Appendix “B”.

Among other things, By-law No. 2 fixes deadlines by which Shareholders must submit a notice of Directors’ nominations to the Corporation (“Advance Notice”) prior to any annual or special meeting of Shareholders where Directors are to be elected, and sets forth the information that a Shareholder must include in the Advance Notice. It also provides a clear process for Shareholders to follow for Director nominations and sets out a reasonable time frame for the submissions of nominees and the accompanying information. By-law No. 2 will help ensure all Shareholders receive adequate notice of the nominations to be considered at a meeting of Shareholders so they may thereby exercise their voting rights in an informed manner. Only persons nominated in accordance with the procedures set out in By-law No. 2 will be eligible for election as a Director.

In the case of an annual meeting of Shareholders, Advance Notice must be given not less than 30 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting is made, notice may be given not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of Shareholders called for the purpose of electing Directors, Advance Notice must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made.

By-law No.2 is effective since its adoption by the Board on October 14, 2015. Pursuant to the provisions of the Business Corporations Act (Ontario), By-law No. 2 will cease to be effective unless confirmed by an ordinary resolution adopted by a majority of the votes cast by Shareholders at the Meeting. The full text of the ordinary resolution confirming the adoption of By-law No. 2 is attached to this Circular as Appendix “C”.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR the adoption of By-law No. 2.

CREATION OF PREFERRED SHARES

Creation of a Class of Blank Cheque Preferred Shares

The Board and management are recommending that the Corporation increase its authorized capital by creating a class of “blank cheque” preferred shares at this time. The authorized capital of the Corporation presently consists of an unlimited number of Common Shares.

To enhance the ability of the Corporation to secure financing in the future, management of the Corporation proposes to increase its authorized capital by creating a class of “blank cheque” preferred shares that may be issued in one or more series. The creation of the Preferred Shares will allow the Board to react quickly to market conditions and other factors and create a series of shares without the time and expense involved in calling a special meeting of the Shareholders.

The rights and restrictions attaching to the Preferred Shares will allow the Board to fix the number of shares in the series and to fix the preferences, special rights and restrictions, privileges, conditions and limitations attaching to the shares of that series, before the issuance of shares of any particular series. The Board will have the authority to fix, among other things, the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the Shareholders.

The creation of the Preferred Shares must be approved by Shareholders at the Meeting. The full text of the special resolution increasing the authorized share capital of the Corporation by creating the Preferred Shares is attached to this Circular as Appendix “E”. To be effective, this resolution must be approved by at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR increasing the authorized share capital of the Corporation by creating the Preferred Shares.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Human Resources and Compensation Committee of the Board (the “Human Resources and Compensation Committee”) has reviewed the following Compensation Discussion and Analysis and this Statement of Executive Compensation. Based on its review, the Human Resources and Compensation Committee recommended to the Board, and the Board approved, that the following Compensation Discussion and Analysis and Statement of Executive Compensation be included in this Circular.

As at the date of this Circular, the Human Resources and Compensation Committee is comprised of three members, Messrs. Deeth (Chair), Kupinsky and Vink. Subsequent to the Meeting, and subject to their election to the Board by the Shareholders at the Meeting, it is planned that Messrs. Deeth (Chair), Kupinsky and Vink will be appointed to the Human Resources and Compensation Committee. All of the current and proposed members of the Human Resources and Compensation Committee are independent for purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

The Human Resources and Compensation Committee oversees the remuneration policies and practices of the Corporation. The principal responsibilities of the Human Resources and Compensation Committee include: (i) considering the Corporation’s overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison; (ii) comparing the nature and amount of the executive officers’ and Directors’ compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the financial position of the Corporation; and (iii) making recommendations to the Board in respect of Director and executive officer remuneration matters, with the overall objective of ensuring maximum Shareholder benefit from the retention of high quality Board and executive team members.

Executive Compensation-Related Fees

In April 2015, the Human Resources and Compensation Committee engaged Global Governance Advisors (“GGA”) as its independent compensation consultant to review the Corporation’s executive and Director compensation program. During 2015, GGA’s scope of services included the following: (i) providing independent executive and director compensation advice (e.g. compensation philosophy, compensation research and data, performance management, comparator groups, competitive pay positioning, and pay mix); (ii) educating the Human Resources and Compensation Committee on emerging trends, best practices and incentive plan designs; (iii) assisting and counselling the Human Resources and Compensation Committee on any recommendations made by management; (iv) reviewing and advising on proposals for new compensation designs; and (v) assisting with any other items that the Human Resources and Compensation Committee requested. In 2015, the aggregate fees billed by GGA were C$67,752.39.

Summary of Performance and Compensation Outcomes in 2015

During 2015, the Corporation experienced significant growth, primarily from two transactions: the Covis portfolio acquisition and the acquisition of AMCo. As a result of these acquisitions, the Corporation is now a company with expected revenue of over $1.0 billion in 2016. These acquisitions have also positioned the Corporation as a global company with sales in over 100 countries. During 2015, the Corporation’s revenues and adjusted EBITDA grew by approximately $289 million and approximately $206 million, respectively, to approximately $394 million in revenue and approximately $266 million in adjusted EBITDA. Management integrated the Covis portfolio and commenced the integration of AMCo, which is proceeding according to plan.

Based on the significant and well executed growth of the Corporation, the global platform that was created and the foundation for creating long-term shareholder growth, the Board granted certain officers and employees a transaction bonus related to the Covis portfolio acquisition. The bonus was paid partially in cash, restricted share units (“Restricted Share Units” or “RSUs”) and RSUs which are subject to certain performance conditions (“Performance Based RSUs”). The vesting of the Performance Based RSUs is tied to the performance of the Covis portfolio (as to 50%) and to a total shareholders return target (as to 50%), as further described below under the heading “Statement of Executive Compensation – Compensation Philosophy”. The annual bonus granted to management for 2015 was above target to recognize the significant efforts of the management team during the year (including the significant efforts in connection with the successful closing of the AMCo acquisition). The Human Resources and Compensation Committee used its discretion in finalizing the awards to provide for greater reliance on the Corporation’s long-term incentives (“LTIs”) rather than cash awards to ensure that the future realized awards better align with sustained Shareholder value creation.

Compensation Philosophy

The Corporation values the importance of attracting, developing, and maintaining skilled, high performing employees who are passionate about the Corporation’s success. The compensation philosophy and strategy are geared towards creating a results-oriented, high-performance culture throughout the organization. The executive compensation program adopted by the Corporation has been designed to support the Corporation’s primary objective of generating long-term Shareholder value.

During the calendar year 2015, the Human Resources and Compensation Committee completed a review of the Corporation’s executive compensation program and assessed and reviewed the compensation practices of a peer group of U.S. and Canadian corporations to arrive at the executive compensation framework for the Corporation for the calendar year 2015. It is likely that the Corporation’s compensation strategy and overall program will continue to evolve and be revised in the future (as further discussed below) as a result of further reviews and assessments undertaken by the Human Resources and Compensation Committee.

The main objectives of the Corporation’s executive compensation program are:

(i)	aligning interests of executives and Directors with the interests of Shareholders over the medium to long-term;

(ii)	promoting a philosophy that rewards success and that recognizes both personal performance and responsibilities, as well as contribution to the overall success of the Corporation;

(iii)	attracting, retaining, and rewarding qualified executives;

(iv)	offering compensation that is competitive in the industry and that offers an appropriate level of performance based incentives; and

(v)	recognizing the contribution of employees to the success of the Corporation.

The Corporation’s compensation program was developed to primarily be competitive with similar organizations operating in the Canadian and U.S. markets. A portion of the compensation of senior management is at risk, meaning that variable compensation in the form of short-term and long-term incentives has the potential to comprise a portion of total compensation. Total compensation levels are set to reflect both the marketplace to ensure competitiveness and the ability of the individual in the role to affect the Corporation’s results over the short and long terms.

In connection with the compensation paid to the Chief Executive Officer, the Chief Financial Officer and the top three additional executive officers of the Corporation (including any of its subsidiaries) whose total compensation exceeded $150,000 in 2015 (collectively, the Named Executive Officers or “NEOs”), matters such as the completion of annual corporate and personal goals, successful completion of acquisitions, the value of acquisitions based on earnings before interest, taxes, depreciation and amortization, the achievement of certain internal rates of return with respect to such acquisitions, impact of efficiency of operations, achievement of forecasts within certain time periods and economic outcome of decisions within their respective areas of responsibility were considered in connection with the payment of discretionary awards. The Chief Executive Officer submits his own individual performance objectives for review by the Human Resources and Compensation Committee and approval by the Board. The individual objectives for the Chief Executive Officer form the basis for individual objective setting by all other management levels. These individual objectives for the Chief Executive Officer are intended to align with the annual corporate objectives that have an expectation of achievement with an appropriate degree of risk in this regard and, for the other executives, reflect the respective functional responsibilities and area of influence and control.

In order to protect against the possibility of any inappropriate risk-taking behaviours, the Human Resources and Compensation Committee has adopted a harmonized mix of cash and equity compensation for executives balancing both short-term and long-term incentives. Any revisions to the compensation program resulting from the Human Resources and Compensation Committee’s ongoing compensation review are expected to similarly balance such incentives.

The executive compensation package currently consists of three key elements:

(i)

base salary is intended to provide regular compensation that reflects the individual’s skills, responsibilities, criticality of the position to the Corporation, experience level, internal comparability, and past performance. For the existing NEOs, base salaries were determined at the date of hire and readjusted based on promotions and/or annual reviews using a number of factors including industry comparators (including direct comparison of substantially equivalent positions in the comparator group) and relevant experience. Executives may also receive certain allowances such as reimbursement for business use of their personal automobile and, under special circumstances, housing allowances as well as payment of certain professional dues that are related directly to the performance of their executive functions.

(ii)

short-term incentives in the form of an annual cash bonus, designed to provide executive management with a competitive incentive that reflects the overall performance of the Corporation, as well as the performance of the individual. In 2015, annual bonuses were based on overall corporate goals (as to 80%) and achievement of certain individual performance goals (as to 20%). Such bonuses also took into account the length that the applicable employees had been employed by the Corporation. The Board has the ability, in its sole discretion, to reduce bonuses to zero if deemed appropriate. In addition, in 2015 certain members of management, including the CEO, COO and Chief Legal Officer received a cash bonus in connection with the completion of the Covis portfolio acquisition. Bonuses are generally determined upon reviewing the previous year’s results of the corporate and individual performance objectives in the first quarter of each year, following approval by the Board.

(iii)

LTIs in the form of stock options, deferred share units (“Deferred Share Units” or “DSUs”) and RSUs are determined by considering overall corporate performance as well as the performance of the individual employee. The role of the LTIs is to align an executive’s and Director’s performance with the long-term performance of the Corporation and to provide an additional incentive for executives and Directors to enhance shareholder value. The Board generally adheres to the following principles, as applicable, in connection with grants of stock options, RSUs and DSUs as LTIs:

•

stock options, RSUs and DSUs are generally granted, at the discretion of the Board, upon initial employment and annually. In certain circumstances, the Board may grant stock options, RSUs and DSUs to employees and Directors based on certain corporate achievements throughout a calendar year, including successful completion of transformational transactions or other material milestones;

•	previous grants and existing equity ownership levels are taken into account when considering further grants of stock options, RSUs and DSUs as part of the LTI program;

•	stock options granted as part of the LTI program generally carry a seven to ten-year life and vest as to one-third (1/3) on each of the first, second and third anniversary of the date of grant;

•

RSU vesting is either (i) solely time based or (ii) based on both performance and time. Time-based RSU grants generally vest as to one-third (1/3) on each of the first, second and third anniversary of the date of grant. DSUs are expected to vest on the day that a DSU participant ceases to be a director of the Corporation for any reason. RSUs that vest based on both performance and time will vest in accordance with certain performance metrics including total shareholder return and net contributions of completed acquisitions within a certain period. During 2015, the Corporation finalized pricing terms with respect to 60,722 Performance Based RSUs granted on May 26, 2015. There are two distinct and mutually exclusive performance conditions that the Performance Based RSUs are subject to. One half or 30,361 of such Performance Based RSUs are subject to a market based vesting condition whereby a 15% target three year compounded annual growth rate of the Corporation’s common share price must be achieved from the market price on the effective grant date of the Performance Based RSUs of C$81.88. None of these Performance Based RSUs vest for performance below the 15% target. Additionally, where a 30% three year compounded annual growth rate is achieved, the number of Performance Based RSUs vested at the end of the three year period would increase to 60,722. These Performance Based RSUs have been valued using a Monte Carlo valuation model. Significant inputs to the model include: C$81.88 share price on date of grant, Geometric Brownian Motion volatility of 49.05% and a risk free rate of 1.2%. The other half or 30,361 of the Performance Based RSUs are subject to a non-market based performance condition whereby the performance of certain acquired product rights from the Covis portfolio acquisition must achieve a 3 year net contribution earnings target that was approved by the Board. None of these Performance Based RSUs will vest for performance below the three year net contribution earnings target. Additionally, where performance is 10% or greater above the 3 year net contribution earnings target, the number of Performance Based RSUs vested at the end of the three year period would increase to 60,722. As a result of the non-market based condition, the Corporation assesses the actual and forecasted performance at each reporting date compared to the net contribution earnings target to assess the likelihood of whether these Performance Based RSUs will vest. As at December 31, 2015 no vesting or expense has been recorded with respect to these Performance Based RSUs. As described above, the Human Resources and Compensation Committee established performance metrics tied to these Performance Based RSUs to ensure that such awards (and their future value) were aligned with sustained Shareholder value creation;

•

on each vesting date for a RSU, the Corporation decides whether to make all payments in respect of vested RSUs to the RSU participant in cash, Common Shares issued from treasury or a combination thereof based on the fair market value of the Common Shares as at such date. On the DSU Termination Date (as defined in the Corporation’s Long Term Incentive Plan (“LTIP”)), payment in respect of a DSU participant’s DSUs becomes payable and the Corporation decides whether to make the payment in cash, Common Shares issued from treasury or a combination thereof based on the fair market value of the Common Shares as at the DSU Termination Date. For the purposes of the LTIP, the fair market value of a Common Share is the weighted average trading price of the Common Shares on the TSX for the five (5) trading days immediately preceding the vesting date in respect of RSUs or DSU Termination Date in respect of DSUs, as applicable;

•

the option price is determined by the Board or the committee of the Board authorized to grant stock options, provided that such price shall be not less than the lesser of (i) the closing trading price of the Common Shares on the TSX on the grant date and (ii) the “market price” of the Common Shares on the grant date; and

•

as described above, it is expected that the Corporation’s compensation strategy and overall program will continue to evolve and be reviewed in the future. Effective as of 2016, the Human Resources and Compensation Committee intends to have two programs consisting of short term incentives (“STIs”) and LTIs. The Corporation anticipates that awards of STIs will be based on metrics targeted on an annual basis and will be primarily paid in cash and RSUs (that will have temporal vesting over 3 years), determined at the Board’s discretion on the recommendation of the Human Resources and Compensation Committee. The Corporation expects that LTIs will be granted as a mix of RSUs and Performance Based RSUs (which the Human Resources and Compensation Committee intends to refer to as Performance Share Units (“PSUs”)). The Corporation’s expectation is that awards of LTIs will be a 50/50 mix of RSUs that will vest over 3 years and PSUs that will vest based on 3 year performance targets. The Corporation expects that PSUs will become an integral part of the compensation program in the future. It is anticipated that the final number of PSUs which vest at the end of 3 years will equal the initial number of PSUs awarded multiplied by a PSU performance multiplier. The Corporation intends that a performance multiplier will be dependent on the Corporation’s performance against each of the performance metrics that are tied to its strategic priorities and include a total shareholder return component. The Corporation expects that performance for each metric will be assessed against threshold, target and superior performance targets. A metric’s performance will be zero if performance is below the minimum threshold. Each performance multiplier is expected to be capped at 200% for superior performance. In addition, certain PSUs are expected to vest over a 5 year period based on various metrics that are yet to be determined. As at the date of this Circular, the Human Resources and Compensation Committee, in consultation with GGA, is continuing to evaluate and develop the 2016 compensation strategy and program for the Corporation.

Given the expected evolution and revision of the Corporation’s compensation strategy and overall program during the calendar year 2016, the Corporation has not included an advisory vote on the Corporation’s approach to executive compensation. The Board intends on adopting a Shareholder advisory vote on the Corporation’s approach to executive compensation at the annual general meeting of Shareholders’ to elect directors of the Corporation in 2017.

Compensation Risk

The Human Resources and Compensation Committee assessed the potential risks relating to the Corporation’s policies and practices for its employees, including those related to the Corporation’s executive compensation program. The Human Resources and Compensation Committee considered the Corporation’s compensation policies and practices, identified potential risks and considered mitigating factors. Periodically, and in any event at least annually, the Human Resources and Compensation Committee reviews and discusses with management the relationship between the Corporation’s compensation policies and practices and its risk management, including the extent to which those policies and practices create risks for the Corporation. Based on this assessment, the Human Resources and Compensation Committee determined that the Corporation’s policies and practices do not encourage excessive or unnecessary risk taking and are not reasonably likely to have a material adverse effect on the Corporation.

Given the recent increase in the Corporation’s size, following the acquisition of assets from Covis and the acquisition of AMCo, the Corporation’s intent is to implement, in 2016, a formal policy preventing

Directors or executive officers of the Corporation from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Director of executive officer of the Corporation. The Corporation has not adopted a formal policy as of the date of this Circular.

Pay for Performance

In reviewing the alignment of the Corporation’s compensation programs relative to performance, the Corporation looks at two different perspectives of total direct compensation:

Realizable pay	Summary compensation table pay

•     Dynamic number that captures the current value of outstanding equity awards.

•     Includes salary, actual short term incentives, and the current accrued value of outstanding stock options and RSUs. The values ultimately received could vary depending on future performance.

•     Static number that illustrates pay opportunity.

•     Includes salary, actual short term incentives and the estimated grant date values of stock options and RSUs, including the special bonus based on the date it was awarded.

•     Does not reflect the impact of share price on the ultimate value received through equity awards.

One of the governing principles of the Corporation’s compensation objectives is to align compensation with Shareholder interests. Deferring compensation is one way the Corporation seeks to achieve this alignment.

Benchmarking

The Corporation benchmarks executive compensation against a peer group of other pharmaceutical companies to stay competitive and as a key tool for determining retention requirements.

The Corporation, with the assistance of GGA, develops its peer group based on companies that have similar industry characteristics. In developing the peer group, the Corporation looks at pharmaceutical companies with comparable revenue, market capitalization and operations. The Corporation’s market capitalization has fluctuated between the 30th and 70th percentiles of the peer group over the last 6 months due to market volatility. During 2015, the Corporation’s year-over-year revenue grew by 276% with the majority of this growth occurring in the latter half of the year. While 2015 fiscal year revenue placed the Corporation slightly above the 50th percentile of the peer group, the Corporation’s fourth quarter revenue landed closer to the 75th percentile of the peer group.

In 2015, the Corporation’s peer group consisted of 10 companies, being primarily pharmaceutical companies, but also companies that achieved significant acquisitive growth similar to that achieved by the Corporation.

Reflected in the findings of GGA was the company’s industry, size, and geographical coverage and GGA’s review included:

•	Canadian-listed companies for comparability and market compensation data availability;
•	similarly-sized US companies for consideration;
•	broader general Canadian industry companies on a more targeted basis (e.g., high acquisitive growth);

•	focus on companies of a comparable size; and
•	peers that have similar business operations but larger scope.

The review resulted in the Corporation adopting a refined list of 10 peer group companies (the “Primary Peer Group”).

2015 – Primary Peer Group
Akorn Inc.	Lannett Company Inc.
Cempra Inc.	Pacira Pharmaceuticals Inc.
Constellation Software Inc.	Prestige Brands Holdings Inc.
Eagle Pharmaceuticals Inc.	The Medicines Company
Impax Laboratories Inc.	Innoviva Inc.

In addition to the Primary Peer Group listed above, the Human Resources and Compensation Committee monitored the historic pay practices and pay structures of a select group of larger aspirational peer pharmaceutical companies (the “Aspirational Peer Group”) when those organizations were of similar size to the Corporation. The Aspirational Peer Group includes the following companies:

2015 – Aspirational Peer Group
Actavis plc
Endo International plc
Mylan N.V.

Performance Graphs

The Corporation’s Common Shares were delisted from the NEX and, subsequent to the Qualifying Transaction, were listed for trading on the TSX under the symbol “CXR” on December 24, 2013. The Common Shares were listed for trading on the NASDAQ on June 29, 2015 under the symbol “CXRX”.

The following graph shows the yearly change in the cumulative shareholder total return on the Common Shares compared to the cumulative total return of the S&P/TSX Composite Index from the date upon which the Corporation’s Common Shares commenced trading on the TSX (December 24, 2013) to December 31, 2015, in each case assuming a C$100 investment on the commencement of, and reinvestment of distributions or dividends, as applicable, during the applicable period.

Performance Graph (December 24, 2013 to December 31, 2015)

	Market Closing as at December 24, 2013	Market Closing as at December 31, 2014	Market Closing as at December 31, 2015
Corporation’s Actual Share Price	C$6.39	C$46.75	C$56.54
100 Base	C$100	C$736.30	C$893.87
S&P / TSX Composite Total Return Index
100 Base with reinvestment of distributions / dividends	C$100	C$108.24	C$96.24

Given the relatively short trading history of the Common Shares, executive compensation is not directly related to the Common Share price performance as reflected in the chart above. In 2015, certain members of management and certain NEOs were granted the Performance Based RSUs, as more fully described under the heading “Statement of Executive Compensation – Compensation Philosophy”. As described above, the Human Resources and Compensation Committee is continuing to review the Corporation’s compensation strategy and overall program, and it is anticipated that a portion of executive compensation may become more closely related to the Common Share price performance.

Summary Compensation Table

The following table sets forth a summary of all compensation earned during the three most recently completed fiscal years ended December 31, 2015, 2014 and 2013 for the NEOs of the Corporation.

							Non-Equity Incentive plan compensation ($) (f)
Name and Principal Position (a)	Year (b)	Salary ($) (c)		Share- based awards ($)(1)(8) (d)	Option- based awards(2) ($) (e)		Annual Incentive Plan (f1)(3)		Long-Term Incentive Plan (f2)	Pension Value ($) (g)	All other compensation ($) (h)	Total compensation ($) (i)
Mark Thompson	2015		$691,000	$4,430,894		$1,775,031		$2,020,000	—	—	$11,038		$8,927,963
Chairman, Chief Executive Officer,	2014		$446,667	—		—		$185,256	—	—	—		$631,923
founder and a Director of the Corporation(4)	2013	C$	204,164	—	C$	357,164	C$	450,000	—	—	—	C$	1,011,328
Adrian de Saldanha(5) Chief Financial Officer	2015		$251,544	—		$6,831,897		$142,100	—	—	$223,612		$7,449,153
	2014		—	—		—		—	—	—	—		—
	2013		—	—		—		—	—	—	—		—
Leith Tessy(6) Former Chief Financial Officer	2015		$82,500	$124,813		—		—	—	—	$1,212,927		$1,420,240
	2014		$310,833	—		—		$66,789	—	—	—		$377,622
	2013		$125,000	—		$213,720		$100,000	—	—	—		$438,720
Wayne Kreppner Chief Operating Officer & President	2015		$508,500	$3,586,446		$1,092,339		$1,696,000	—	—	$9,119		$6,892,404
	2014		$298,750	—		$1,657,100		$61,271	—	—	—		$2,017,121
	2013		—	—		—		—	—	—	—		—
John Beighton(7) President (AMCo)	2015		$118,104	—		$2,378,950		$87,855	—	$12,282	$17,201		$2,614,392
	2014		—	—		—		—	—	—	—		—
	2013		—	—		—		—	—	—	—		—
Francesco Tallarico Chief Legal Officer & Secretary	2015		$305,329	$2,254,331		—		$944,000	—	—	$22,218		$3,525,878
	2014		$26,603	—		—		$30,000	—	—	—		$56,603
	2013		—	—		—		—	—	—	—		—

Notes:

(1)

The key terms associated with the 2015 RSU grants were vesting terms ranging from 6 months to 3 years and RSU grant price from C$81.88 to C$81.95. During 2015, the Corporation finalized pricing terms with respect to the Performance Based RSUs. There are two distinct and mutually exclusive performance conditions that the Performance Based RSUs are subject to. 38,557 Performance Based RSUs were granted to certain NEOs, of which one half or approximately 19,279 of such Performance Based RSUs are subject to a market based vesting condition whereby a 15% target three year compounded annual growth rate of the Corporation’s common share price must be achieved from the market price on the effective grant date of the Performance Based RSUs of C$81.88. None of these Performance Based RSUs vest for performance below the 15% target. Additionally where a 30% three year compounded annual growth rate is achieved, the number of Performance Based RSUs vested at the end of the three year period would increase to 38,557. These Performance Based RSUs have been valued using a Monte Carlo valuation model. Significant inputs to the model include: C$81.88 share price on date of grant, Geometric Brownian Motion volatility of 49.05% and a risk free rate of 1.2%. The other half of the Performance Based RSUs are subject to a non-market based performance condition whereby the performance of certain acquired product rights from the Covis portfolio acquisition must achieve a 3 year net contribution earnings target that was approved by the Board. None of these Performance Based RSUs will vest for performance below the three year net contribution earnings target. Additionally, where performance is 10% or greater above the 3 year net contribution earnings target, the number of Performance Based RSUs vested at the end of the three year period would increase to 38,557. As a result of the non-market based condition, the Corporation assesses the actual and forecasted performance at each reporting date compared to the net contribution earnings target to assess the likelihood of whether these Performance Based RSUs will vest. As at December 31, 2015 no vesting or expense has been recorded with respect to these Performance Based RSUs. For purposes of reporting a value for Performance Based RSUs that have a net contribution earnings target in the table above, a value of $53.44 has been used representing the value assigned to Performance Based RSUs granted on the same date with share performance conditions using the Monte Carlo valuation model.

(2)

The option-based awards are based on the fair value of the option on the grant date for the covered financial year based on the Black—Scholes option pricing model. The Corporation chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. The key assumptions used for the valuation model for the 2013, 2014 and 2015 grants were as follows: the expected life of the options ranged from 2 to 5 years; vesting periods range from immediate vesting to vesting over a three year period; the risk free rate used ranged from 0.96% to 1.75%; the volatility rate used ranged from 64.16% to 85.56%; and an exercise price of $3 to $67.90.

(3)

All amounts reflected in this column were earned by each NEO for services provided during the 2015 calendar year, with a portion of these bonuses paid during 2015 and a portion payable at the end of the year paid in 2016.

(4)

All amounts paid to Mr. Thompson were paid in respect of his position as Chief Executive Officer and not in his position as a Director. Mr. Thompson was paid in Canadian dollars during the financial year ended December 31, 2013 and, as a result, all disclosure pertaining to Mr. Thompson for the financial year ended December 31, 2013 has been disclosed in Canadian dollars. Mr. Thompson’s employment compensation was changed to U.S. dollars in 2014, in an effort to provide consistent executive compensation to the Corporation’s NEOs.

(5)	Mr. de Saldanha was appointed as Chief Financial Officer on May 25, 2015 and received a signing bonus $220,000 upon his appointment.
(6)

Mr. Tessy was the Chief Financial Officer of the Corporation until May 25, 2015, at which time Mr. de Saldanha assumed the office of Chief Financial Officer. In connection with his termination, Mr. Tessy was paid, in accordance with his employment agreement, a severance payment in the total amount of $1,209,323.08 and unvested options held by Mr. Tessy vested and RSUs held by Mr. Tessy vested and are payable as to 25% over a three (3) year period (June 2015 to December 2017). A total of 1,379 vested RSUs held by Mr. Tessy will be paid out during the period between May 15, 2016 and December 31, 2017.

(7)

Mr. Beighton has been employed by the Corporation, through one of its subsidiaries, since the acquisition of AMCo on October 21, 2015. The amounts reflected in the table are those amounts paid by the Corporation following the acquisition of AMCo. Mr. Beighton’s annual compensation for 2015 was $598,723 – Salary; $2,378,950 – Option-based awards; $445,376 – Non-Equity Annual Incentive plan compensation; $62,265 – Pension Value; $87,199 – All other compensation; and $3,572,513 – Total compensation.

(8)

435,000 RSUs were granted to certain NEOs on January 7, 2016 and 500,568 RSUs were granted to certain NEOs on March 24, 2016, after the expiry of a blackout period (which expired on March 24, 2016), in recognition of services rendered during 2015 and in connection with continued services to the Corporation. The value of the RSUs granted to each of Mr. Thompson, Mr. de Saldanha, Mr. Kreppner and Mr. Tallarico in respect of services rendered in 2015, which are not included in the table above, is as follows: $1,160,000 (43,989 RSUs), $142,100 (5,388 RSUs), $696,000 (26,393 RSUs) and $176,000 (6,689 RSUs), respectively. The value of such RSUs is based on the closing market price of the Common Shares on the date of grant and such RSUs vest as to 1/3 on each of February 1, 2017, February 1, 2018 and February 1, 2019.

Termination and Change of Control Benefits

Except as described below under the heading “Executive Employment Agreements”, the Corporation does not have change of control provisions in the employee contracts for the NEOs. However, in the event of a Liquidity Event (as defined in the Stock Option Plan), or in the event of a Change of Control (as defined in the LTIP) the Board may cause certain actions to be taken with respect to outstanding options, RSUs and DSUs, including the payment of the “in the money” amount in respect of stock options or the acceleration of the time for the vesting of stock options, RSUs and DSUs. Further information with respect to such potential actions is set out in the Stock Option Plan, the full text of which is attached as Schedule “A” to the Corporation’s management information circular dated May 25, 2015, and the LTIP, the full text of which is attached as Appendix “C” to the Corporation’s management information circular dated May 23, 2014, both of which are filed under the Corporation’s SEDAR profile at www.sedar.com.

Executive Employment Agreements

Mark Thompson

Mr. Thompson is party to an executive employment agreement effective June 17, 2014 with the Corporation and which continues for an indefinite term. Such employment agreement supersedes a prior employment agreement dated January 27, 2014.

Termination upon Notice

Mr. Thompson may terminate his employment agreement upon providing the Corporation with six (6) months’ written notice. The Corporation retains the right (at its option) to accelerate the termination date set out in the written notice by notifying Mr. Thompson that the Corporation will pay him an aggregate amount equal to: (i) his base salary through to the last day of the notice period; (ii) the amount attributed to any business expenses properly incurred by Mr. Thompson in the course of his employment, which have not otherwise been reimbursed; and (iii) the value of any unused vacation time. Mr. Thompson would also be entitled to continued coverage under any benefit plan, in which Mr. Thompson was participating at the time of providing such notice for the six (6) month period thereafter.

Termination Without Cause or for Good Reason

In the case that (a) Mr. Thompson terminates his employment agreement for good reason (as defined in Mr. Thompson’s employment agreement), or (b) the Corporation terminates Mr. Thompson’s employment agreement without cause (as defined in Mr. Thompson’s employment agreement), Mr. Thompson shall be entitled to receive: an aggregate amount equal to: (i) his base salary for a twenty-four (24) month period; (ii) the amount attributed to any business expenses properly incurred by Mr. Thompson in the course of his employment, but not yet reimbursed as of the date of termination; (iii) the value of any unused vacation time; (iv) any bonus awarded to Mr. Thompson but unpaid; and (v) an amount equal to 150% of Mr. Thompson’s target bonus opportunity as of the date of termination. In the event of termination without cause or for good reason, Mr. Thompson is also entitled to payment of an amount sufficient to purchase eighteen (18) months of family health insurance comparable to the health insurance benefit currently provided by the Corporation to Mr. Thompson, to be paid in equal monthly instalments following the date of such termination and commencing thirty (30) days after the date of such termination.

Termination for Cause or Due to Death

In the case that Mr. Thompson’s employment agreement is terminated (a) for cause (as defined in Mr. Thompson’s employment agreement), or (b) due to death, Mr. Thompson’s employment with the Corporation shall end immediately and Mr. Thompson shall be entitled to: (i) payment of his base salary up to the date of termination; (ii) any benefits to which he is entitled to and which are unpaid as of the date of termination; (iii) the value of any unused vacation time to which he is entitled to as of the date of termination; and (iv) any business expenses properly incurred but not reimbursed as of the date of termination.

Change of Control

In the event of a change of control (as defined in Mr. Thompson’s employment agreement) of the Corporation, Mr. Thompson’s employment agreement shall terminate and Mr. Thompson will be entitled to the same compensation as if he were terminated without cause. In addition, in the event of a change of control, all of Mr. Thompson’s unvested stock options, RSUs and DSUs shall immediately vest, unless otherwise set forth in a particular award agreement between Mr. Thompson and the Corporation.

Adrian de Saldanha

Mr. de Saldanha is party to an executive employment agreement dated May 25, 2015 with the Corporation and which continues for an indefinite term.

Termination upon Notice

Mr. de Saldanha may terminate his employment agreement upon providing the Corporation with three (3) months’ written notice. The Corporation retains the right (at its option) to accelerate the termination date set out in the written notice by notifying Mr. de Saldanha that the Corporation will pay him an aggregate amount equal to: (i) his base salary through to the last day of the notice period; (ii) the value of any unused vacation time; and (iii) any business expenses properly incurred but unpaid which he would otherwise be entitled to receive during such three (3) month notice period. Mr. de Saldanha would also be entitled to continued coverage under any applicable benefit plans for the duration of the notice period.

Termination Without Cause or for Good Reason

In the case that (a) Mr. de Saldanha terminates his employment agreement for good reason (as defined in Mr. de Saldanha’s employment agreement), or (b) the Corporation terminates Mr. de Saldanha’s employment agreement without cause (as defined in Mr. de Saldanha’s employment agreement), Mr. de Saldanha shall be entitled to receive: (i) payment of an amount equal to eighteen (18) months’ base salary; (ii) the value of any unused vacation time which he is entitled to as of the date of termination; (iii) any business expenses properly incurred but not reimbursed as of the date of termination; (iv) payment of an amount sufficient to purchase family health insurance comparable to the insurance provided by the Corporation to Mr. de Saldanha for a period of eighteen (18) months following the date of termination; and (v) an amount equal to 100% of Mr. de Saldanha’s target bonus opportunity as of the date of termination. In addition, all of Mr. de Saldanha’s unvested stock options and RSUs shall immediately vest.

Termination for Cause or Due to Death

In the case that Mr. de Saldanha’s employment agreement is terminated (a) for cause (as defined in Mr. de Saldanha’s employment agreement), or (b) due to death, Mr. de Saldanha’s employment with the Corporation shall end immediately and Mr. de Saldanha shall be entitled to: (i) payment of his base salary up to the date of termination; (ii) the value of any unused vacation time to which he is entitled to as of the date of termination; and (iii) any business expenses properly incurred but not reimbursed as of the date of termination.

Change of Control

In the event of a change of control (as defined in Mr. de Saldanha’s employment agreement) of the Corporation, and if Mr. de Saldanha does not receive, or is notified he will not receive, a bona fide offer of employment or continued employment in a position with responsibility and compensation substantially equal to the responsibility and compensation of Mr. de Saldanha prior to the occurrence of a change of control, the employment agreement shall terminate and Mr. de Saldanha will be entitled to receive: (i) payment of an amount equal to twelve (12) months’ base salary; (ii) the value of any unused vacation time which he is entitled to as of the date of termination; (iii) any business expenses properly incurred but not reimbursed as of the date of termination; (iv) payment of an amount sufficient to purchase family health insurance comparable to the insurance provided by the Corporation to Mr. de Saldanha for a period of twelve (12) months following the date of termination; and (v) an amount equal to 100% of Mr. de Saldanha’s target bonus opportunity as of the date of termination. In addition, in the event of a change of control, all of Mr. de Saldanha’s unvested stock options and RSUs shall immediately vest, unless otherwise set forth in a particular award agreement between Mr. de Saldanha and the Corporation.

Wayne Kreppner

Mr. Kreppner is party to an executive employment agreement dated October 16, 2015 with the Corporation, which continues for an indefinite term. Such employment agreement supersedes a prior agreement dated January 27, 2014 with Concordia Healthcare Inc.

Termination upon Notice

Mr. Kreppner may terminate his employment agreement upon providing the Corporation with three (3) months’ written notice. The Corporation retains the right (at its option) to accelerate the termination date set out in the written notice by notifying Mr. Kreppner that the Corporation will pay him an aggregate amount equal to: (i) his base salary through to the last day of the notice period; (ii) any deferred compensation and the pro rata bonus accrued prior to the date of termination and through the three (3)

month notice period; (iii) the value of any unused vacation time; and (iv) any business expenses properly incurred but unpaid. Mr. Kreppner would also be entitled to continued coverage under any applicable benefits plan for the duration of the notice period.

Termination Without Cause or for Good Reason

In the case that (a) Mr. Kreppner terminates his employment agreement for good reason (as defined in Mr. Kreppner’s employment agreement), or (b) the Corporation terminates Mr. Kreppner’s employment agreement without cause (as defined in Mr. Kreppner’s employment agreement), Mr. Kreppner shall be entitled to receive: (i) payment of an amount equal to twelve (12) months’ base salary, increasing at a rate of one (1) month per year of service to a maximum of thirty-six (36) months; (ii) any deferred compensation and the pro rata bonus accrued prior to the date of termination; (iii) the value of any unused vacation time which he is entitled to as of the date of termination; (iv) any business expenses properly incurred but not reimbursed as of the date of termination; and (v) payment of an amount sufficient to purchase family health insurance comparable to the insurance provided by the Corporation to Mr. Kreppner for a period of twelve (12) months following the date of termination. In addition, all of Mr. Kreppner’s unvested stock options shall automatically vest during the notice period.

Termination for Cause or Due to Death

In the case that Mr. Kreppner’s employment agreement is terminated (a) for cause (as defined in Mr. Kreppner’s employment agreement), or (b) due to death, Mr. Kreppner’s employment with the Corporation shall end immediately and Mr. Kreppner will be entitled to: (i) payment of his base salary up to the date of termination; (ii) any deferred compensation and the pro rata bonus accrued prior to the date of termination to which he is entitled and which are unpaid as of the date of termination; (iii) any benefits to which he is entitled but which are unpaid as of the date of termination; (iv) the value of any unused vacation time which he is entitled to as of the date of termination; and (v) any business expenses properly incurred but not reimbursed as of the date of termination.

Change of Control

In the event of a change of control (as defined in Mr. Kreppner’s employment agreement) of the Corporation, Mr. Kreppner will be entitled to receive: (i) payment of an amount equal to twelve (12) months’ base salary; (ii) any deferred compensation and the pro rata bonus accrued prior to the date of termination to which he is entitled and which are unpaid as of the date of termination; (iii) the value of any unused vacation time which he is entitled to as of the date of termination; (iv) any business expenses properly incurred but not reimbursed as of the date of termination; and (v) payment of an amount sufficient to purchase family health insurance comparable to the insurance provided by the Corporation to Mr. Kreppner for a period of twelve (12) months following the date of termination. In addition, in the event of a change of control, all of Mr. Kreppner’s unvested stock options and RSUs shall immediately vest, unless otherwise set forth in a particular award agreement between Mr. Kreppner and the Corporation.

John Beighton

Mr. Beighton is party to an executive employment agreement entered into in April, 2010, with Goldshield Group Limited (a subsidiary of the Corporation which subsequently changed its name to Mercury Pharma Group Limited) and which continues for an indefinite term.

Termination upon Notice

Mr. Beighton may terminate his employment upon twelve (12) months written notice. Mercury Pharma Group Limited retains the right (at its option) to accelerate the termination date by paying Mr. Beighton twelve (12) months base salary and any other benefits he would be entitled to during the notice period.

Francesco Tallarico

Mr. Tallarico is party to an executive employment agreement dated November 21, 2014, as supplemented by a promotion letter, with the Corporation and which continues for an indefinite term.

Termination upon Notice

Mr. Tallarico may terminate his employment agreement upon providing the Corporation with three (3) months’ written notice. The Corporation retains the right (at its option) to accelerate the termination date set out in the written notice by notifying Mr. Tallarico that the Corporation will pay him an aggregate amount equal to: (i) his base salary through to the last day of the notice period; (ii) the value of any unused vacation time; and (iii) any business expenses properly incurred but unpaid which he would otherwise be entitled to receive during such three (3) month notice period. Mr. Tallarico would also be entitled to continued coverage under any applicable benefit plans for the duration of the notice period.

Termination Without Cause or for Good Reason

In the case that (a) Mr. Tallarico terminates his employment agreement for good reason (as defined in Mr. Tallarico’s employment agreement), or (b) the Corporation terminates Mr. Tallarico’s employment agreement without cause (as defined in Mr. Tallarico’s employment agreement), Mr. Tallarico shall be entitled to receive: (i) payment of an amount equal to twelve (12) months’ base salary; (ii) the value of any unused vacation time which he is entitled to as of the date of termination; (iii) any business expenses properly incurred but not reimbursed as of the date of termination; (iv) any bonus awarded to Mr. Tallarico but unpaid; (v) payment of an amount sufficient to purchase family health insurance comparable to the insurance provided by the Corporation to Mr. Tallarico for a period of twelve (12) months following the date of termination; and (vi) an amount equal to 100% of Mr. Tallarico’s target bonus opportunity as of the date of termination. In addition, all of Mr. Tallarico’s unvested stock options and RSUs shall immediately vest.

Termination for Cause or Due to Death

In the case that Mr. Tallarico’s employment agreement is terminated (a) for cause (as defined in Mr. Tallarico’s employment agreement), or (b) due to death, Mr. Tallarico’s employment with the Corporation shall end immediately and Mr. Tallarico shall be entitled to: (i) payment of his base salary up to the date of termination; (ii) any benefits to which he is entitled to and which are unpaid as of the date of termination; (iii) the value of any unused vacation time to which he is entitled to as of the date of termination; and (iv) any business expenses properly incurred but not reimbursed as of the date of termination.

Change of Control

In the event of a change of control (as defined in Mr. Tallarico’s employment agreement) of the Corporation, Mr. Tallarico will be entitled to receive: (i) payment of an amount equal to twelve (12) months’ base salary; (ii) an amount equal to 100% of Mr. Tallarico’s target bonus opportunity as of the date of termination; (iii) any bonus awarded to Mr. Tallarico but unpaid; (iv) the value of any unused vacation time which he is entitled to as of the date of termination; (v) any business expenses properly incurred but not reimbursed as of the date of termination; (iv) payment of an amount sufficient to purchase family health insurance comparable to the insurance provided by the Corporation to Mr. Tallarico for a period of twelve (12) months following the date of termination. In addition, in the event of a change of control, all of Mr. Tallarico’s unvested stock options and RSUs shall immediately vest, unless otherwise set forth in a particular award agreement between Mr. Tallarico and the Corporation.

Stock Option Plan and LTIP Change of Control Provisions

Stock Option Plan – Liquidity Event

Except as provided for in certain executive officer employment agreements, in the case of a Liquidity Event (as defined in the Stock Option Plan) and at the discretion of the Board, the Corporation shall (i) immediately prior to the completion of the Liquidity Event, exchange all or a portion of the options to purchase Common Shares for options (of substantially similar terms and value) to purchase shares in the capital of the acquirer or any corporation which results from an amalgamation, merger or similar transaction involving the Corporation in connection with the Liquidity Event; or (ii) cause to be paid or delivered an amount of cash or non-cash consideration per Common Share, as applicable, in respect of each of the Common Shares underlying any vested options immediately prior to the completion of the Liquidity Event, equal in value to the positive difference between the price per Common Share equal to the greater of the Market Price (as defined in the Stock Option Plan) and the price paid by any third party purchaser and the applicable exercise price.

LTIP – Change of Control

Except as provided for in certain executive employment agreements, in the case of a Change of Control (as defined in the LTIP), at the sole discretion of the Board, the Corporation: (i) shall determine the adjustment price, if any, to the number and type of Common Shares (or other securities or other property) that thereafter shall be made subject of and issuable as payment under outstanding RSUs or DSUs; (ii) shall determine the number and type of Common Shares (or other securities or other property) subject to and issuable as payment under outstanding RSUs or DSUs; (iii) shall determine the acquisition price with respect to the settlement or payment of any outstanding RSUs or DSUs; provided, however that the number of Common Shares covered by any RSUs or DSUs or to which such RSUs or DSUs relate shall always be a whole number; and (iv) may convert or exchange for or into any other security or any other property or cash, any outstanding RSUs or DSUs that are still capable of being exercised, upon giving to any such RSU or DSU participant to whom such RSUs or DSUs have been granted at least thirty (30) days’ written notice of its intention to convert or exchange such RSUs or DSUs and, during such notice period, the RSUs and DSUs may be exercised by any such holder of RSUs or DSUs without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the RSUs or DSUs shall lapse and be cancelled.

In addition to the foregoing, the Board or any company which is or would be the successor to the Corporation or which may issue securities in exchange for Common Shares upon the occurrence of a Change of Control may offer any RSU or DSU holder the opportunity to obtain new or replacement awards for securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares issuable under the outstanding RSUs and DSUs.

The Board may also, in its sole discretion, cancel any or all outstanding RSUs or DSUs and pay to the holders of any such RSUs or DSUs, in cash, the value of such RSUs and DSUs based upon the price per Common Shares received or to be received by other Shareholders in the event of a Change of Control.

Estimated Incremental Payment on Change of Control and/or Termination

The following table provides details regarding the estimated incremental payments by the Corporation to the NEOs indicated below under the above-described agreements in the event of: (i) a Liquidity Event; (ii) a Change of Control (for the purposes of the LTIP); (iii) termination without cause; (iv) termination with cause; (v) termination upon notice; (vi) termination upon death; (vii) termination for good reason; and (viii) termination upon change of control (as defined in the applicable employment agreements of the NEOs) assuming, in each case, that the event took place on December 31, 2015.

Name	Severance Period (# of months)	Triggering Event	Base Salary ($)	Payment Under Option Plan ($)(1)(10)	Payment Under LTIP ($)(2)(10)	Other Benefits ($)	Total ($)
Mark Thompson(3) Chairman, Chief Executive Officer, founder and a Director	N/A	Liquidity Event	N/A	—	—	—	—
	N/A	Change of Control (for purposes of the LTIP)	N/A	—	$2,818,217	—	$2,818,217
	24	Termination Without Cause	$1,600,000	—	$2,818,217	$1,218,000	$5,636,217
	0	Termination With Cause	—	—	—	—	—
	6	Termination Upon Notice	$400,000	—	—	$6,000	$406,000
	N/A	Termination Upon Death	—	—	—	—	—
	24	Termination for Good Reason	$1,600,000	—	$2,818,217	$1,218,000	$5,636,217
	24	Change of Control (for purposes of employment agreement)	$1,600,000	—	$2,818,217	$1,218,000	$5,636,217
Adrian de Saldanha(4) Chief Financial Officer	N/A	Liquidity Event	N/A	—	—	—	—
	N/A	Change of Control (for purposes of the LTIP)	N/A	—	—	—	—
	18	Termination Without Cause	$630,000	—	—	$648,000	$1,278,000
	0	Termination With Cause	—	—	—	—	—
	3	Termination Upon Notice	$105,000	—	—	$3,000	$108,000
	0	Termination Upon Death	—	—	—	—	—

Name	Severance Period (# of months)	Triggering Event	Base Salary ($)	Payment Under Option Plan ($)(1)(10)	Payment Under LTIP ($)(2)(10)	Other Benefits ($)	Total ($)
	18	Termination for Good Reason	$630,000	—	—	$648,000	$1,278,000
	12	Change of Control (for purposes of employment agreement)	$420,000	—	—	$432,000	$852,000
John Beighton(5), President (AMCo)	N/A	Liquidity Event	N/A	$625,903	—	—	$625,903
	N/A	Change of Control (for purposes of the LTIP)	N/A	—	—	—	—
	12	Termination Without Cause	$518,873	—	—	$87,541	$606,414
	0	Termination With Cause	—	—	—	—	—
	12	Termination Upon Notice	$518,873	—	—	$87,541	$606,414
	0	Termination Upon Death	—	—	—	—	—
	12	Termination for Good Reason	$518,873	—	—	$87,541	$606,414
	0	Change of Control (for purposes of employment agreement)	—	—	—	—	—
Wayne Kreppner(6), Chief Operating Officer & President	N/A	Liquidity Event	N/A	$5,808,634	$2,269,857	—	$8,078,491
	N/A	Change of Control (for purposes of the LTIP)	N/A	$5,808,634	$2,269,857	—	$8,078,491
	14(7)	Termination Without Cause	$700,000	$5,808,634	$2,269,857	$714,000	$9,492,491
	0	Termination With Cause	—	—	—	—	—
	3	Termination Upon Notice	$150,000	—	—	$3,000	$153,000
	0	Termination Upon Death	—	—	—	—	—
	14	Termination for Good Reason	$700,000	$5,808,634	$2,269,857	$714,000	$9,492,491
	12	Change of Control (for purposes of	$700,000	$5,808,634	$2,269,857	$714,000	$9,492,491

Name	Severance Period (# of months)	Triggering Event	Base Salary ($)	Payment Under Option Plan ($)(1)(10)	Payment Under LTIP ($)(2)(10)	Other Benefits ($)	Total ($)
		employment agreement)
Francesco Tallarico(8), Chief Legal Officer & Secretary	N/A	Liquidity Event	N/A	—	—	—	—
	N/A	Change of Control (for purposes of the LTIP)	N/A	—	$1,149,837	—	$1,149,837
	12	Termination Without Cause	$420,000	—	$1,149,837	$432,000	$2,001,837
	0	Termination With Cause	—	—	—	—	—
	3	Termination Upon Notice	$105,000	—	—	$3,000	$108,000
	0	Termination Upon Death	—	—	—	—	—
	12	Termination for Good Reason	$420,000	—	$1,149,837	$432,000	$2,001,837
	12	Change of Control (for purposes of employment agreement)	$420,000	—	$1,149,837	$432,000	$2,001,837

Notes:

(1)

The Stock Option Plan also provides for payment of non-cash consideration in the event of a Liquidity Event (as defined in the Stock Option Plan). The figures in the above table assume payment of cash consideration for options held by the optionees in the event of a Liquidity Event.

(2)

The Payment Under LTIP is calculated in accordance with clause 5.2.2 of the LTIP, which provides the Board with the discretion to cancel any or all outstanding awards of RSUs and pay to the holders of such awards, in cash, the value of such awards based upon the price per Common Share received or to be received by other Shareholders in the event of a Change of Control. The Payment Under LTIP assumes a cash payment based on the closing price of the Common Shares on the TSX on December 31, 2015 (being C$56.54).

(3)

As at December 31, 2015, Mr. Thompson held 55,550 options with an exercise price of C$81.88. The Payment Under Option Plan is calculated in accordance with clause 6.1(c)(ii) of the Stock Option Plan, which provides for a cash payment per underlying share of each vested option in the amount equal to the positive difference between the price per Common Share equal to the greater of the Market Price (as defined in the Stock Option Plan) per share and the price paid by a third party purchaser and the applicable exercise price. The figures shown as a Payment Under Option Plan in the event of a Liquidity Event represents the “in the money” amount of such options as compared to the closing price of the Common Shares on the TSX on December 31, 2015 (being C$56.54). In the event of a Termination upon a change of control (as defined in Mr. Thompson’s employment agreement), any unvested options and RSUs held by Mr. Thompson would vest pursuant to Mr. Thompson’s employment agreement. As at December 31, 2015 Mr. Thompson held 55,550 unvested options with an exercise price of C$88.18 and 68,985 RSUs.

(4)

As at December 31, 2015, Mr. de Saldanha held 200,000 options with an exercise price of C$83.61. The Payment Under Option Plan is calculated in accordance with clause 6.1(c)(ii) of the Stock Option Plan, which provides for a cash payment per underlying share of each vested option in the amount equal to the positive difference between the price per Common Share equal to the greater of the Market Price (as defined in the Stock Option Plan) per share and the price paid by a third party purchaser and the applicable exercise price. The figures shown as a Payment Under Option Plan in the event of a Liquidity Event represents the “in the money” amount of such options as compared to the closing price of the Common Shares on the TSX on December 31, 2015 (being C$56.54). In the event of a Termination Without Cause or for Good Reason or a Termination upon a change of control (as defined in Mr. de Saldanha’s employment agreement), any unvested options and RSUs held by Mr. de Saldanha would vest pursuant to the terms of Mr. de Saldanha’s employment agreement. As at December 31, 2015 Mr. de Saldanha held 200,000 unvested options with an exercise price of C$83.61.

(5)

As at December 31, 2015, Mr. Beighton held 122,500 options with an exercise price of C$48.84. The Payment Under Option Plan is calculated in accordance with clause 6.1(c)(ii) of the Stock Option Plan, which provides for a cash payment per underlying share of each vested option in the amount equal to the positive difference between the price per Common Share equal to the greater of the Market Price (as defined in the Stock Option Plan) per share and the price paid by a third party purchaser and the applicable exercise price. The figures shown as a Payment Under Option Plan in the event of a Liquidity Event represents the “in the money” amount of such options as compared to the closing price of the Common Shares on the TSX on December 31, 2015 (being C$56.54). As at December 31, 2015 Mr. Beighton held 122,500 unvested options with an exercise price of C$48.84.

(6)

As at December 31, 2015, Mr. Kreppner held 100,000 options with an exercise price of C$11.50, 85,000 options with an exercise price of C$14.95, and 34,185 options with an exercise price of C$81.88. The Payment Under Option Plan is calculated in accordance with clause 6.1(c)(ii) of the Stock Option Plan, which provides for a cash payment per underlying share of each vested option in the amount equal to the positive difference between the price per Common Share equal to the greater of the Market Price (as defined in the Stock Option Plan) per share and the price paid by a third party purchaser and the applicable exercise price. The figures shown as a Payment Under Option Plan in the event of a Liquidity Event represents the “in the money” amount of such options as compared to the closing price of the Common Shares on the TSX on December 31, 2015 (being C$56.54). In the event of a Termination Without Cause or for Good Reason or upon a change of control (as defined in Mr. Kreppner’s employment agreement), any unvested options held by Mr. Kreppner would vest pursuant to Mr. Kreppner’s employment agreement. As at December 31, 2015, Mr. Kreppner held 100,000 unvested options with an exercise price of C$11.50, 42,500 unvested options with an exercise price of C$14.95 and 34,185 unvested options with an exercise price of C$81.88. Upon a change of control (as defined in Mr. Kreppner’s employment agreement), all of Mr. Kreppner’s unvested RSUs would vest pursuant to Mr. Kreppner’s employment agreement. As at December 31, 2015, Mr. Kreppner held 56,822 RSUs.

(7)	Mr. Kreppner’s entitlement increases at a rate of one (1) month per year of service to a maximum of thirty-six (36) months.
(8)

As at December 31, 2015, Mr. Tallarico held 28,145 RSUs. In the event of a Termination Without Cause or a Termination upon a change of control (as defined in Mr. Tallarico’s employment agreement), any unvested RSUs held by Mr. Tallarico would vest pursuant to Mr. Tallarico’s employment agreement.

(9)

The above table does not reflect options and/or RSUs granted to the NEOs during the calendar year 2016. On January 7, 2016, the following number of RSUs were granted to Mr. Thompson, Mr. de Saldanha, Mr. Kreppner and Mr. Tallarico, respectively: 175,000; 50,000; 110,000; and 100,000. On March 24, 2016, after the expiry of a blackout period (which expired on March 24, 2016), the following number of RSUs were granted to Mr. Thompson, Mr. de Saldanha, Mr. Kreppner and Mr. Tallarico, respectively: 161,167; 70,155; 151,688 and 117,558.

(10)

Amounts set forth under Payment Under Option Plan and Payment Under LTIP have been translated using a US dollar to Canadian dollar exchange rate of 1.384:1 (being the December 31, 2015 Bank of Canada noon rate).

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the value of all unexercised option-based and share-based awards for the NEOs outstanding as of December 31, 2015.

Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price C($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Mark Thompson	55,550	81.88	May 25, 2025	—	70,574	2,883,132	—
Adrian de Saldanha	200,000	83.61	May 24, 2025	—	—	—	—
John Beighton	112,500	48.84	December 10, 2023	625,903			—
Wayne Kreppner	100,000	11.50	January 28, 2024	3,254,335	56,994	2,321,327	—
	42,500	14.95	March 13, 2024	2,554,299
	34,185	81.88	May 25, 2025	—
Francesco Tallarico	—	—	—	—	28,231	1,149,837	—

Notes:

(1)	These amounts were calculated using the Bank of Canada’s U.S. Dollar to Canadian Dollar closing exchange rate on December 31, 2015 of US$1 to C$1.384.
(2)

The above table does not reflect options and/or RSUs granted to the NEOs during the calendar year 2016. On January 7, 2016, the following number of RSUs were granted to Mr. Thompson, Mr. de Saldanha, Mr. Kreppner and Mr. Tallarico, respectively: 175,000; 50,000; 110,000; and 100,000. On March 24, 2016, after the expiry of a blackout period (which expired on March 24, 2016), the following number of RSUs were granted to Mr. Thompson, Mr. de Saldanha, Mr. Kreppner and Mr. Tallarico, respectively: 161,167; 70,155; 151,688 and 117,558.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the option-based, share-based and non-equity based incentive plan amounts vested or earned in 2015 and excludes amounts paid in 2015 that have been deferred pursuant to the terms of the non-equity based incentive plans.

Name	Option-Based Awards – Value vested during the year ($)	Share-Based Awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
(a)	(b)	(c)	(d)
Mark Thompson	—	$43,739	$2,020,000
Adrian de Saldanha	—	—	$142,100
John Beighton	—	—	$445,376
Wayne Kreppner	$1,842,462	$28,590	$1,696,000
Francesco Tallarico	—	$403,682	$944,000
Leith Tessy(1)	$14,198,000	$30,377	$1,209,323

Notes:

(1)

Mr. Tessy was the Chief Financial Officer of the Corporation until May 25, 2015, at which time Mr. de Saldanha assumed the office of Chief Financial Officer. In connection with his termination, Mr. Tessy was paid, in accordance with his employment agreement, a severance payment in the total amount of $1,209,323.08 and all unvested options held by Mr. Tessy vested and RSUs held by Mr. Tessy vested and are payable as to 25% over a three (3) year period (June 2015 to December 2017). A total of 1,379 vested RSUs held by Mr. Tessy will be paid out during the period between May 15, 2016 and December 31, 2017. The value of the 1,379 vested RSUs as at December 31, 2015, using a closing trading price as at such date, is $56,338.85.

Equity Compensation Plan Information

The following table sets out the equity compensation plan information as at December 31, 2015:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)		(c)(1)
Equity compensation plans approved by Shareholders (Stock Option Plan)(2)	2,403,985	$32.14		471,466
Equity compensation plans approved by Shareholders (LTIP)(3)	220,162	$65.85	(4)	1,885,553

Total	2,624,147	N/A		2,357,019

Notes:

(1)

Pursuant to the terms of the LTIP and the Stock Option Plan, the total number of Common Shares which may be issued under both equity incentive plans, in the aggregate amount, is equal to ten per cent (10%) of the issued and outstanding Common Shares at any given time.

(2)

In connection with the Corporation’s annual general and special meeting of Shareholders held on June 27, 2014, Shareholders approved an ordinary resolution to amend the Stock Option Plan to change the plan from a “fixed” stock option plan to a “rolling” stock option plan. As of March 24, 2016, 2,372,735 options are outstanding under the Stock Option Plan.

(3)

In connection with the Corporation’s annual general and special meeting of Shareholders held on June 27, 2014, Shareholders approved a special resolution to adopt the LTIP. As of March 24, 2016 1,655,948 RSUs are outstanding under the LTIP.

(4)	Represents the weighted average price of RSUs on the date of the grant.
(5)

1,445,432 RSUs and 52,500 stock options (at an exercise price C$34.99 per Common Share underlying each option) were granted to directors, officers and employees of the Corporation, as applicable, in recognition of services rendered during 2015 and in respect of continued service to the Corporation or upon commencement of employment with the Corporation, as applicable. These RSUs and stock options are not reflected in the table above as these RSUs and stock options were granted during 2016.

Director Compensation

The table below sets out a summary of total compensation applicable to each non-executive member of the Board in respect of the 2015 fiscal year.

Name(1)	Fees earned ($)	Share-Based Awards ($)	Option-Based awards ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Edward Borkowski(2)	$31,500	$35,242	—	—	—	—	$66,742
Douglas Deeth(5)	$60,000	$356,580	—	—	—	—	$416,580
Rochelle Fuhrmann	$36,750	$35,242	—	—	—	—	$71,992
Jordan Kupinsky(5)	$87,500	$356,580	—	—	—	—	$444,080
John Huss(3)(5)	$30,000	$356,580	—	—	—	—	$386,580
Ron Schmeichel(4)(5)	$45,000	$356,580	—	—	—	—	$401,580

Notes:

(1)

Mark Thompson is the Chairman, Chief Executive Officer, founder and a Director of the Corporation. Mr. Thompson’s compensation information is set forth under the heading “Statement of Executive Compensation – Summary Compensation Table”. In addition, Patrick Vink was appointed to the Board on March 24, 2016. Therefore, disclosure regarding Mr. Vink’s compensation is not included in this Circular.

(2)	Mr. Borkowski was a non-executive member of the Board during 2015. In February 2016, Mr. Borkowski joined Concordia Healthcare as Executive Vice President.
(3)	John Huss, a former director, did not seek re-election at the annual general meeting of Shareholders held on June 25, 2015.
(4)	Ron Schmeichel, a former director, did not seek re-election at the annual general meeting of Shareholders held on June 25, 2015.
(5)

In 2014, the Board determined that a grant of RSUs should be awarded to Board members in connection with their services on the Board. As the Corporation was in a blackout period at such time and until May 2015, such RSUs were not granted until May 2015. Therefore, the amounts reflected under Share-Based Awards in the above table include these deferred share-based amounts.

The Board considers Director compensation based upon, among other things, comparable compensation paid to a peer group of companies in the Canadian and U.S. marketplaces. The Corporation may also reimburse Directors for out-of-pocket expenses for, among other matters, attending meetings. The fees earned by the Directors during the 2015 fiscal year were awarded based upon (i) a retainer fee and (ii) the varying degrees of responsibility held by each Director, such as acting as chair of a Board committee or acting as Lead Independent Director. During the second fiscal quarter of 2015 the Board retained GGA as its independent compensation consultant to assist with the ongoing development of the Corporation’s compensation strategy as it continues to develop into a more complex organization. GGA has recommended a compensation strategy for Director compensation that supports the Corporation’s business strategies and desired culture; reflects the risks and responsibilities of the Board; states the desired mix of compensation elements; outlines the appropriate comparator groups; states its desired competitive positioning relative to an appropriate comparator group; and reflects Shareholders’ interests. GGA’s recommendation outlines the following as key principles for guiding the Corporation’s overall compensation philosophy: (i) compensation should be fair and reasonable and be set with reference to the market for similar positions in comparable pharmaceutical companies; (ii) an appropriate portion of total compensation should be equity based, aligning the interests of the Directors with Shareholders; (iii) internal pay equity is maintained such that Directors in similar positions and locations are treated fairly; and (iv) compensation should be transparent to the Directors and Shareholders.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the details of all outstanding share-based awards and option-based awards of the Corporation granted to the Directors that were granted before, and remain outstanding as at the end of, the most recently completed financial year, other than Directors who serve as NEOs.

	Option-Based Awards				Share-Based Awards(1)
Name(2)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Edward Borkowski(3)	—	—	—	—	458	$18,710	—
Douglas Deeth	100,000	$3.00	August 8, 2023	$3,785,260	1,063	$43,481	—
Rochelle Fuhrmann	—	—	—	—	458	$18,710	—
Jordan Kupinsky	—	—	—	—	1,063	$43,481	—
John Huss(4)	—	—	—	—	—	—	—
Ron Schmeichel(5)	—	—	—	—	—	—	—

Notes:

(1)

On January 19, 2016, the Board approved the grant of 5,208 RSUs to each non-executive Director (other than Patrick Vink who joined the Board in March, 2016) and 7,465 RSUs to Jordan Kupinsky, the Lead Independent Director of the Corporation. In addition, the Board resolved that the foregoing grant was intended to supersede the previous automatic issuance of RSUs to non-executive Directors on a yearly basis, including, without limitation, the resolution approving the issuance of such number of RSUs having a value of $125,000 to each of the non-executive Directors for each fiscal year commencing on and after January 1, 2015. The Corporation did not issue any DSUs under the LTIP during and since the end of the Corporation’s most recently completed financial year.

(2)

Mark Thompson is the Chairman, Chief Executive Officer, founder and a Director. Mr. Thompson’s compensation information is set forth under the heading “Statement of Executive Compensation – Summary Compensation Table”. In addition, Patrick Vink was appointed to the Board on March 24, 2016. As a result, Mr. Vink is not captured in the table above.

(3)

Mr. Borkowski was a non-executive member of the Board during 2015. In February 2016, Mr. Borkowski joined Concordia Healthcare as Executive Vice President. Mr. Borkowski received the 5,208 RSUs granted on January 19, 2016 as described in Note 1. Pursuant to his employment agreement, Mr. Borkowski was entitled to 100,000 RSUs in connection with his employment as Executive Vice President. On March 22, 2016, the Board approved the grant of 94,792 RSUs to Mr. Borkowski, subject to the expiry of a blackout period (which expired on March 24, 2016), which reflected a reduction of the 100,000 RSUs Mr. Borkowski was entitled to pursuant to the terms of his employment agreement to take into account the 5,208 RSUs granted to him on January 19, 2016.

(4)	John Huss, a former director, did not seek re-election at the annual general meeting of Shareholders held on June 25, 2015.
(5)	Ron Schmeichel, a former director, did not seek re-election at the annual general meeting of Shareholders held on June 25, 2015.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the option-based, share-based and non-equity based incentive plan amounts vested or earned in 2015 and excludes amounts paid in 2015 that have been deferred pursuant to the terms of the non-equity based incentive plans.

Name(1)	Option-Based Awards – Value vested during the year ($)(5)(6)(7)	Share-Based Awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
(a)	(b)	(c)	(d)
Edward Borkowski(2)	—	$17,303	—
Douglas Deeth	—	$252,943	—
Rochelle Fuhrmann	—	$17,303	—
Jordan Kupinsky	—	$252,943	—
John Huss(3)	—	$300,329	—
Ron Schmeichel(4)	—	$300,329	—

Notes:

(1)

Mark Thompson is the Chairman, Chief Executive Officer, founder and a Director of the Corporation. Mr. Thompson’s compensation information is set forth under the heading “Statement of Executive Compensation – Summary Compensation Table”. In addition, Patrick Vink was appointed to the Board on March 24, 2016. As a result, Mr. Vink is not captured in the table above.

(2)

Mr. Borkowski was a non-executive member of the Board during 2015. In February 2016, Mr. Borkowski joined Concordia Healthcare as Executive Vice President. Mr. Borkowski received the 5,208 RSUs granted on January 19, 2016 to each non-executive Director (other than Mr. Vink who joined the Board in March, 2016). Pursuant to his employment agreement, Mr. Borkowski was entitled to 100,000 RSUs in connection with his employment as Executive Vice President. On March 22, 2016, the Board approved the grant of 94,792 RSUs to Mr. Borkowski, subject to the expiry of a blackout period (which expired on March 24, 2016), which reflected a reduction of the 100,000 RSUs Mr. Borkowski was entitled to pursuant to the terms of his employment agreement to take into account the 5,208 RSUs granted to him on January 19, 2016.

(3)	John Huss, a former director, did not seek re-election at the annual general meeting of Shareholders held on June 25, 2015.
(4)	Ron Schmeichel, a former director, did not seek re-election at the annual general meeting of Shareholders held on June 25, 2015.
(5)

All options held by John Huss vested prior to 2015. On May 19, 2015, Mr. Huss exercised 100,000 options with an exercise price of $3.00. On the date of exercise, the closing trading price of the Common Shares on the TSX was C$81.95.

(6)

All options held by Ron Schmeichel vested prior to 2015. On July 2, 2015, Mr. Schmeichel exercised 100,000 options with an exercise price of $3.00. On the date of exercise, the closing trading price of the Common Shares on the TSX was C$90.25.

(7)

All options held by Jordan Kupinsky vested prior to 2015. On November 18, 2015, Mr. Kupinsky exercised 100,000 options with an exercise price of $3.00. On the date of exercise, the closing trading price of the Common Shares on the TSX was C$43.43.

Pension Plan Benefits

Prior to the acquisition of AMCo, the Corporation had not maintained any defined benefit pension plans or defined contribution pension plans. Through a subsidiary, Amdipharm Mercury Company Limited (“AMCL”), AMCo provides a defined contribution pension plan for employees in the United Kingdom (the “AMCo Plan”). The Corporation also maintains a pension plan for employees of a subsidiary in India. None of the NEOs are eligible to participate in the pension plan maintained for employees in India.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
(a)	(b)	(c)	(d)
John Beighton(1)	$266,769	$62,265	$329,034

Notes:

(1)	Mr. Beighton is the only NEO employed by AMCo and resident in the United Kingdom. As such, he is the only NEO eligible to participate in AMCo’s defined contribution pension plan.

Under the AMCo Plan, AMCL makes contributions (defined in reference to an eligible employee’s gross annual salary) to a personal pension policy administered by a third party. The default retirement age under the AMCo Plan is 65; however, an employee may choose to start receiving pension benefits at any time from age 55. On retirement, an employee can choose to receive: (i) a tax free cash sum (up to 25% of the pension savings) and an annuity; (ii) the entirety of the pension savings in cash (of which 25% will be tax free); or (iii) withdraw portions of the pension savings from time to time and leave the balance invested.

Indebtedness of Directors, Officers and Employees

None of the Directors, executive officers or nominees for election as Directors or their respective associates is, or at any time since the beginning of the most recently completed fiscal year has been, indebted to the Corporation or any of its subsidiaries or is, or has been since the beginning of the most recently completed fiscal year, indebted to another entity where the Corporation or any of its subsidiaries provided a guarantee, support agreement, letter of credit or other similar arrangement in connection with such debt. There was no indebtedness as at March 24, 2016 to the Corporation or any of its subsidiaries, excluding routine indebtedness, owing by present and former officers, present Directors or nominees for election as Directors, or employees of the Corporation and any of its subsidiaries.

Description of Incentive Plans

As of the date hereof, the only equity-based incentive plans of the Corporation’s business are the existing Stock Option Plan and LTIP. A copy of the Stock Option Plan is attached to the Corporation’s management information circular dated May 25, 2015 as Schedule “A” and a copy of the LTIP is attached as Appendix “C” to the Corporation’s management information circular dated May 23, 2014, each of which are available under the Corporations SEDAR profile, online at www.sedar.com.

STOCK OPTION PLAN

The Corporation’s stock option plan (the “Stock Option Plan”) was approved by the Shareholders at the special meeting of Shareholders held on December 16, 2013. As part of an ongoing review of the Corporation’s compensation strategies, on May 22, 2014, the Board approved certain amendments to the Stock Option Plan, which amendments were approved by Shareholders at the annual general and special meeting of Shareholders held on June 27, 2014. On November 13, 2014, the Board approved further amendments to the Stock Option Plan to clarify the sections of the Stock Option Plan relating to the cashless exercise of options. Such amendment was of a housekeeping nature and did not require shareholder approval. The Stock Option Plan is currently constituted as a “rolling” stock option plan, whereby the maximum number of Common Shares which may be reserved and set aside for issue under the Stock Option Plan is a maximum of 10% of the Common Shares issued and outstanding from time to time on a non-diluted basis, inclusive of any Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Corporation, including the LTIP, (which percentage may be increased by the Board from time to time subject to the approval of the Shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation). Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Stock Option Plan and any exercises of options will make new grants available under the Stock Option Plan, effectively resulting in a re-loading of the number of options available for grant under the Stock Option Plan.

Under the Stock Option Plan, as at March 24, 2016, 1,569,750 stock options have been granted and have been exercised; 0 stock options have been granted and have expired; 2,372,735 stock options have been granted but have not been exercised; and 470,216 stock options remain available for future granting.

The following table sets out the number of stock options: (i) granted and exercised, (ii) granted and expired, (iii) granted and not exercised, and (iv) available for granting under the Stock Option Plan as of March 24, 2016.

Options granted since inception of the Stock Option Plan and either exercised or outstanding	3,962,485
Options granted subject to shareholder approval	—

Total	3,962,485

Options exercised since inception of the Stock Option Plan	1,569,750
Options granted but not exercised	2,372,735
Options available for future granting	490,216

Total	4,432,701

Summary of the Stock Option Plan

The following is a summary of the principal provisions of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan which is attached as Schedule “A” to the Corporation’s management information circular dated May 25, 2015, filed on the Corporation’s SEDAR profile, available online at www.sedar.com.

The Stock Option Plan provides that the Board may, from time to time, in its discretion, grant to Directors, officers, employees, consultants and any other person or entity engaged to provide ongoing services to the Corporation non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance under the Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares of the Corporation from time to time on a non-diluted basis, inclusive of any Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Corporation (including the LTIP). Under the Stock Option Plan the Board has the right, from time to time, to increase such percentage, subject to the approval of the Shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The Board shall have the power, where consistent with the general purpose and intent of the Stock Option Plan, to determine the terms upon which options will vest (including vesting schedules, if any) and be exercisable. The exercise price of options shall not be less than the lesser of: (i) the closing trading price of the Common Shares on the TSX or, if not listed on the TSX, then such other principal market on which the Common Shares trade as designated by the Board, on the date an option is granted; and (ii) the Market Price of the Common Shares on the date the option is granted. For the purposes of the Stock Option Plan, “Market Price” means the volume-weighted average price of the Common Shares on the stock exchange where the majority of trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date on which the Market Price is to be determined. In the event that the Common Shares are not listed for trading on a stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the Board.

Under the Stock Option Plan the number of Common Shares reserved for issuance to any one person shall not exceed 5% of the issued and outstanding Common Shares. The aggregate number of Common Shares issued to insiders of the Corporation within any 12-month period, or issuable to insiders of the Corporation at any time, under the Stock Option Plan and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time.

The Stock Option Plan also provides that:

(i)

Common Shares that were the subject of options granted under the Stock Option Plan that have been exercised, surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an option granted under the Stock Option Plan;

(ii)	a holder of an option may, rather than exercise such option, elect a cashless exercise of any options;

(iii)

the expiry date for an option shall not in any circumstance be later than the lesser of the 10th anniversary of the date an option is granted and the maximum period of time allowed by the Stock Exchange (as defined in the Stock Option Plan); and

(iv)

subject to certain exceptions outlined in the Stock Option Plan, all options held by an officer or employee of the Corporation shall expire and terminate, and such employee optionee shall cease to be an eligible person, immediately upon the termination date of such employee optionee or the date of such employee optionee’s death, disability or retirement.

The Board may amend the Stock Option Plan from time to time without Shareholder approval except for amendments relating to:

(i)	the maximum number of Common Shares reserved for issuance under the Stock Option Plan;

(ii)	a reduction in the exercise price for options held by insiders of the Corporation;

(iii)	an extension to the term of any option held by insiders of the Corporation;

(iv)	an increase in any limit on grants of options to insiders of the Corporation; and

(v)

any amendment that is not (a) determined to be necessary or desirable to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or stock exchange; or (b) of a “housekeeping” nature, which includes amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision of the Stock Option Plan.

As at December 31, 2015 there were 2,403,985 outstanding options to purchase 2,403,985 Common Shares under the existing Stock Option Plan with a weighted average exercise price of $32.14 and a weighted average contractual life of 8.74 years.

As at the date of this Circular there were 2,372,735 outstanding options to purchase 2,372,735 Common Shares under the existing Stock Option Plan with a weighted average exercise price of $32.11 and a weighted average contractual life of 8.71 years.

LONG TERM INCENTIVE PLAN

On June 27, 2014, Shareholders approved the LTIP, pursuant to which the Board or, if authorized by the Board, the Human Resources and Compensation Committee may grant units (“Units”), which may be either RSUs or DSUs to officers, Directors, employees or consultants of the Corporation. The purpose of the LTIP is to advance the interests of the Corporation: (a) through the motivation, attraction and retention of key employees and Directors of the Corporation; (b) by aligning the interests of eligible participants with the interests of Shareholders generally; and (c) by furnishing eligible participants with an additional incentive in their efforts on behalf of the Corporation.

The following is a summary of the principal provisions of the LTIP and is qualified in its entirety by the full text of the LTIP which is attached as Appendix “C” to the Corporation’s management information circular dated May 23, 2014, filed on the Corporation’s SEDAR profile, available online at www.sedar.com.

Pursuant to the terms of the LTIP each Unit represents the right to receive one Common Share. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Units is evidenced by an agreement between the Corporation and the participant (an “Award Agreement”). The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

The maximum number of Common Shares which may be reserved and set aside for issue under the LTIP in respect of awards of DSUs to DSU participants and for payments in respect of awards of RSUs to RSU participants, shall not exceed 10% of the Common Shares issued and outstanding from time to time on a non-diluted basis, provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of Shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. For purposes of clarity, the maximum number of Common Shares reserved and set-aside for issue under the LTIP shall be inclusive of any Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Corporation, including the Stock Option Plan. Common Shares that were the subject of awards that have expired, been surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an award granted under the LTIP, effectively resulting in a re-loading of the number of RSUs and DSUs available for awards under the LTIP.

The LTIP, together with all other previously established or proposed security based compensation arrangements of the Corporation, including the Stock Option Plan, may not result in:

(i)	the number of Common Shares reserved for issuance to insiders at any time exceeding 10% of the outstanding issue;

(ii)	the issuance to insiders of the Corporation of a number of Common Shares exceeding, within a one year period, 10% of the outstanding issue; or

(iii)	the issuance to any one insider of the Corporation, within a one year period, of a number of Common Shares exceeding 5% of the outstanding issue.

Restricted Share Units

An officer, Director, employee or consultant of the Corporation who has been designated by the Corporation for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive RSUs under the LTIP (an “RSU Participant”).

Unless otherwise approved by the Board, an RSU will vest as to 33 1/3% on each of the first, second and third anniversary dates of the grant date, provided that all RSUs granted under a particular award shall vest on or before December 31st of the calendar year which is 3 years following the calendar year in which the service was performed in respect of which the particular award was made (the “Final Vesting Date”). In the event that a vesting date occurs within a blackout period or within 5 business days thereafter, the vesting date shall be 10 business days after the blackout period ends (the “Extension Period”). If an additional blackout period is subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period. Despite the foregoing, a vesting date will not be extended beyond the Final Vesting Date.

On each vesting date, the Corporation decides, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, Common Shares issued from treasury or a combination thereof based on the fair market value of the Common Shares as at such date. For the purposes of the LTIP, the fair market value of a Common Share is the weighted average trading price of the Common Shares on the TSX for the 5 trading days immediately preceding the vesting date for a RSU or DSU Termination Date (as defined below) in respect of DSUs, as applicable.

If an RSU Participant ceases to be an eligible participant under the LTIP due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant’s account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the LTIP due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant’s account will continue to vest in accordance with their terms or, at the discretion of the Board, be terminated and forfeited as of the termination date.

In the event the Corporation pays a dividend on the Common Shares subsequent to the granting of a RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.

Deferred Share Units

A Director of the Corporation who has been designated by the Corporation for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive DSUs under the LTIP (a “DSU Participant”).

All DSUs awarded to a DSU Participant vest on the date on which the DSU Participant ceases to be a Director of the Corporation (the “DSU Termination Date”).

On the DSU Termination Date, payment in respect of a DSU Participant’s DSUs becomes payable and the Corporation decides, in its sole discretion, whether to make the payment in cash, Common Shares issued from treasury or a combination thereof based on the fair market value of the Common Shares as at the DSU Termination Date.

In the event the Corporation pays a dividend on the Common Shares subsequent to the granting of a DSU award, the number of DSUs relating to such award shall be increased to reflect the amount of the dividend.

Amendments

The Corporation retains the right without the approval of Shareholders:

(i)	to amend the LTIP or any RSUs or DSUs to:

(a) make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority or to comply or conform with applicable laws;

(b) change vesting provisions of the LTIP or any Restricted Share Units or Deferred Share Units;

(c) make any other amendments of a non-material nature;

(d) make amendments to the definition of “DSU Participant” and/or “RSU Participant” or the eligibility requirements of participating in the LTIP, where such amendment would not have the potential of broadening or increasing insider participation;

(e) make amendments to the manner in which eligible participants may elect to participate in the LTIP;

(f) make any amendments to the provisions concerning the effect of the termination of a participant’s employment or services on such participant’s status under the LTIP; or

(g) make any amendment which is intended to facilitate the administration of the LTIP; or

(ii)	to suspend, terminate or discontinue the terms and conditions of the LTIP and the Restricted Share Units and Deferred Share Units granted under the LTIP by resolution of the Board, provided that:

(a) no such amendment to the LTIP shall cause the LTIP in respect of Restricted Share Units to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada) (the “ITA”) or any successor to such provision;

(b) no such amendment to the LTIP shall cause the LTIP in respect of Deferred Share Units to cease to be a plan described in regulation 6801(d) of the ITA or any successor to such provision; and

(c) any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX, as may be required.

Any amendment to the LTIP which changes the vesting provisions of the LTIP or any RSUs or DSUs, or any suspension, termination or discontinuance of the terms and conditions of the LTIP and the Restricted Share Units and Deferred Share Units granted under the LTIP, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Corporation and the participants to whom such awards have been granted.

Any amendment to the LTIP other than as described above shall require the approval of Shareholders given by the affirmative vote of a simple majority of the Common Shares (or, where required, “disinterested” Shareholder approval) represented at a meeting of Shareholders at which a motion to approve the LTIP or an amendment to the LTIP is presented. Specific amendments requiring Shareholder approval include:

(i)	to increase the number of Common Shares reserved under the LTIP;

(ii)

to change the definition of RSU Participants or DSU Participants or the eligibility requirements of participating in the LTIP, where such amendment would have the potential of broadening or increasing insider participation;

(iii)	the extension of any right of a participant under the LTIP beyond the date on which such right would originally have expired;

(iv)	to permit RSUs or DSUs to be transferred other than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

(v)	to permit awards other than RSUs and DSUs under the LTIP; and

(vi)	to amend the amendment provisions of the LTIP so as to increase the ability of the Board to amend the LTIP without Shareholder approval.

As at March 24, 2016, the Directors and NEOs of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,138,250 Common Shares (5,038,822 Common Shares if all options held by them are exercised and all RSUs held by them have vested), representing approximately 6.2% of the current outstanding Common Shares on a non-diluted basis (approximately 9.5% of the current outstanding Common Shares on a non-diluted basis if all options held by them are exercised and all RSUs held by them have vested and no other options or RSUs of the Corporation are exercised or vested, as applicable) and approximately 5.9% of the Common Shares on a fully diluted basis, excluding the exercise of all options and RSUs held by the Directors and NEOs (approximately 9.2% of the current outstanding Common Shares on a fully diluted basis if all options held by them are exercised and all RSUs held by them have vested and all other outstanding options or RSUs of the Corporation are exercised or vested, as applicable).

As at December 31, 2015 there were 220,162 RSUs and no DSUs outstanding under the LTIP. As at the date of this Circular there were no DSUs outstanding under the LTIP and there were (i) 1,655,948 RSUs granted that remain unvested; and (ii) 40,303 RSUs granted which have vested.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board is currently comprised of six Directors. A majority of the directors on the current Board are independent. If all of the Director nominees are successfully elected, the Board will continue to consist of a majority of independent Directors. In order to facilitate the exercise of independent judgement in carrying out its responsibilities, the Board will continue to hold in camera meetings of independent directors after certain meetings of the Board (in particular, meetings relating to the review and approval of quarterly and annual financial statements and compensation related matters). The Board has concluded that four of the proposed Directors (Messrs. Kupinsky, Deeth, Vink and Ms. Fuhrmann) are independent from management of the Corporation for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices. Mr. Thompson is not considered independent because he is currently the Chairman and Chief Executive Officer of the Corporation. Mr. Borkowski is not considered independent because he is currently the Executive Vice President of Concordia Healthcare.

Mr. Kupinsky is the lead independent Director of the Board (the “Lead Independent Director”) and Mr. Thompson is the Chairman of the Board. The Lead Independent Director’s responsibilities include leadership of the Board and its efficient and independent organization and operation. The Chairman is responsible for ensuring that effective communication exists between the Board and management and that the Board is informed about the business of the Corporation.

Mandate of the Board of Directors

The Board does not have a written mandate. The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation, and to act with a view towards the best interests of the Corporation. The Board is responsible for the oversight and review of:

•	the strategic planning process of the Corporation;

•	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management;

•	a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

•	the integrity of the Corporation’s internal control and management information systems.

The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee.

The Board and the Chief Executive Officer have not developed a written position description for the Chief Executive Officer. The Chief Executive Officer reports to and is subject to the general direction of the Board pursuant to the executive employment agreement between the Corporation and Mr. Thompson. The Chief Executive Officer’s duties include overseeing the day-to-day operations of the Corporation, strategic planning and business development.

Meetings of the Board of Directors

The Board meets at least once each quarter, with additional meetings held when appropriate. Meetings of the Board may be held in person and by teleconference or other electronic means, as needed to discharge its responsibilities. Independent Directors meet in camera without non-independent Directors or management present on an as-needed basis (particularly with respect to meetings related to the review and approval of quarterly and annual financial statements and compensation matters). Board members are expected to attend all Board meetings and meetings of committees on which they serve. The following table provides the record of attendance of each member of the Board for all meetings of the Board and each committee, which were held since the beginning of the Corporation’s most recently completed financial year.

Director(1)	Board Meetings(2)		Audit Committee Meetings		Human Resources and Compensation Committee Meetings		Nominating and Corporate Governance Committee Meetings		Overall
	#	%	#	%	#	%	#	%	#	%
Mark Thompson	19/20	95	—	—	—	—	—	—	19/20	95
Edward Borkowski(3)(4)	13/13	100	2/2	100	1/1	100	—	—	16/16	100
Douglas Deeth	19/20	95	—	—	3/3	100	4/4	100	26/27	96
Rochelle Fuhrmann(3)	13/13	100	2/2	100	—	—	1/1	100	16/16	100
Jordan Kupinsky(5)	20/20	100	6/6	100	1/1	100	4/4	100	31/31	100
John Huss(6)	7/7	100	4/4	100	2/2	100	3/3	100	16/16	100
Ron Schmeichel(7)	7/7	100	4/4	100	2/2	100	—	—	13/13	100

Notes:

(1)	Mr. Vink was appointed to the Board on March 24, 2016 and has not participated in Board and/or committee meetings as a Director prior to the date of this Circular.
(2)	This table does not reflect matters passed by the Board by way of written resolution.
(3)	Attendance records for Edward Borkowski and Rochelle Fuhrmann relate only to the period following their appointment to the Board on June 25, 2015 until December 31, 2015.
(4)

Mr. Borkowski’s attendance at relevant committee meetings took place while Mr. Borkowski was a non-executive Director of the Corporation and considered independent pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Instrument 52-110 – Audit Committees.

(5)

Attendance records for Jordan Kupinsky in respect of the meetings of the Human Resources and Compensation Committee relate only to the period following Mr. Kupinsky’s appointment to such committee on June 25, 2015 until December 31, 2015.

(6)

Attendance records for John Huss, a former director, relate only to the period from January 1, 2015 to June 25, 2015 as Mr. Huss did not seek re-election at the annual general meeting of Shareholders held on June 25, 2015.

(7)

Attendance records for Ron Schmeichel, a former director, relate only to the period from January 1, 2015 to June 25, 2015 as Mr. Schmeichel did not seek re-election at the annual general meeting of Shareholders held on June 25, 2015.

Board Renewal and Term Limits

The Corporation has not adopted a formal policy on Director term limits. It has been the Corporation’s practice to elect Directors on an annual basis to hold office until a successor is appointed or until the conclusion of the next annual meeting of Shareholders. Management believes that the current approach allows the Corporation to undergo Board renewal as necessary. In addition, the Corporation relies on its current Director nominee selection process, in addition to the Corporation’s various policies (as described below), when selecting Director nominees for election to the Board on an annual basis.

Selection of New Board Members

The Nominating and Corporate Governance Committee considers candidates for Board membership who are suggested by members of the committee, other Board members, members of management and Shareholders. Once the Nominating and Corporate Governance Committee has identified prospective nominees for directorship, the Board is responsible for selecting such candidates. The Nominating and Corporate Governance Committee seeks to identify Director candidates with solid business and other appropriate experience and expertise, having regard for the nature of the Corporation’s business and the current composition of the Board, and commitment to devoting the time and attention necessary to fulfill their duties to the Corporation.

In addition to the factors to be considered pursuant to the Diversity Policy (as defined below), the Nominating and Corporate Governance Committee considers the following general factors in evaluating a prospective candidate to the Board, which include (i) the extent to which the candidate will enhance the objective of having Directors with diverse viewpoints, and (ii) backgrounds, experience, expertise, skills and other demographics of Director candidates. The Corporation believes that the backgrounds and qualifications of its Directors, considered as a group, should provide a mix of skills, experience, and knowledge, which will ensure that the Board is able to continue to fulfill its responsibilities. The Nominating and Corporate Governance Committee also considers the independence of directors and proposed Directors. The Corporation has not adopted a formal policy on term limits for its Directors, as it believes the current process used by the Nominating and Corporate Governance Committee in selecting appropriate nominees for election to the Board on an annual basis ensures that the Board undergoes regular renewal, as necessary.

Gender Diversity

The Corporation has adopted a policy regarding diversity on the Board, in executive office positions and in the employee pool generally (the “Diversity Policy”), which addresses the selection of Directors, officers and employees. The objective of the Diversity Policy is to set out the Corporation’s approach to diversity on the Board, in executive officer positions and in the employee pool generally. The Corporation believes that a merit-based approach should be applied in the selection of employees, senior management and the Board, with an emphasis on promoting diversity at all levels of the Corporation and remains committed to selecting the best persons to fulfill these roles. At the same time, the Corporation recognizes that it is important to have a diverse pool of employees, Directors and executive officers in order to retain a broad range of perspectives, skills, experience and expertise for the stewardship and management of the Corporation. The Corporation believes that it benefits from a diversity of viewpoints, backgrounds, skills, and experience. The Corporation recognizes that gender diversity is a significant component of diversity and acknowledges the important role that women, with appropriate and relevant skills and experience, play in contributing to the Corporation’s stewardship and management. The Nominating and Corporate Governance Committee of the Board has been directed to search for qualified persons to serve on the Board. Progress toward, and objectives for, achieving diversity on the Board as well as the effectiveness of the Diversity Policy will be reviewed periodically. Although the Corporation does not currently have a female NEO (and the percentage of female NEOs is therefore 0%), female candidates are regularly considered for such positions, as well as for positions on the Board. The Board currently has one woman (representing 16.67% of the Board), Ms. Fuhrmann, who is also a member and the chair of the Audit Committee of the Corporation and a member of the Nominating and Corporate Governance Committee of the Corporation. In addition, the Corporation employs Ms. Peggy Wielgos, through a subsidiary, as its Vice President, Global Human Resources. The Corporation has not adopted targets (as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices) regarding female representation on the Board and in senior management positions due to the relatively short history of the Corporation’s business, and the fact that Director and executive officer position searches are infrequent. The Corporation has been and remains committed to diversity and believes that diversity enhances both the quality and effectiveness of the Corporation’s performance and is an important aspect to effective corporate governance.

Majority Voting for Board Elections

The Corporation has adopted a written policy requiring that in an uncontested annual general or special meeting of Shareholders set for the election of Directors, any nominee who does not receive at least a majority (50% + 1 vote) of votes cast “for” his or her election will immediately tender a resignation to the Chairman of the Board following such meeting of Shareholders, effective upon acceptance by the Board. The Nominating and Corporate Governance Committee will consider the offer of resignation and, except in special circumstances, will recommend that the Board accept the resignation. The Board will make its decision and announce it in a press release within ninety (90) days following the applicable annual or special meeting of Shareholders, including the reasons for rejecting the resignation, if applicable. A Director who tenders his or her resignation will not participate in any meeting of the Board to consider whether or not his or her resignation shall be accepted.

Independence of Board of Directors

The independence of the Board from management is supported through the following practices:

•	The Board has a Lead Independent Director responsible for the leadership and independent organization and operation of the Board;

•

The independent Directors meet in camera without management present on an as-needed basis (particularly with respect to meetings relating to the review and approval of quarterly and annual financial statements and compensations matters); and

•	The Corporation maintains a whistle-blowing policy, which is contained within the Code (as defined below).

Position Descriptions

The responsibilities of the Lead Independent Director of the Board include leadership of the Board and its efficient organization and operation. The Chairman is responsible for ensuring that effective communication exists between the Board and management and that the Board is informed about the business of the Corporation.

Each committee chair is responsible for the effective organization and operation of the relevant committee he or she chairs and is required to provide leadership in discharging the mandate set out in the committee charter. The chair also acts as primary liaison between the relevant committee and the Corporation’s management where necessary. The chair of each committee reports directly to the Board.

Orientation and Education

The Nominating and Corporate Governance Committee develops, recommends and oversees the Board’s orientation program for new Directors. This program is designed to assist new Directors to understand the role of the Board and its committees, the contribution individual Directors are expected to make to the Corporation (including the commitment of time and energy that the Corporation expects) and the nature and operation of the Corporation’s business. In addition, new Directors are oriented to the roles of the Board and individual Directors and the business and affairs of the Corporation through discussions with the Corporation’s management and the incumbent Directors by periodic presentations from senior management on major business, industry and competitive issues. Management provides information to the Board and its committees as necessary to keep the Directors up-to-date with corporate governance requirements and best practices, the Corporation and its business and the environment in which it operates, as well as developments concerning the responsibilities of Directors.

The Board currently does not provide continuing education for its Directors. By using a Board composed of experienced professionals with a wide range of financial and pharmaceutical expertise, the Corporation ensures that the Board operates effectively and efficiently.

Code of Conduct

The Board has adopted a written Code of Conduct (the “Code”) that has been adopted by, or is applicable to, all Directors, officers and employees of the Corporation, as well as consultants and contract workers who perform work on behalf of the Corporation. The Code constitutes written standards that are designed to promote integrity and to deter wrongdoing. In particular, the Code addresses the following issues:

•	equal opportunity employment;
•	discrimination and harassment;
•	substance abuse;
•	compliance with laws, rules and regulations (including insider trading laws);
•	the acceptance of gifts or benefits;
•	conflicts of interest;
•	outside business activities and employment;
•	protection and proper use of corporate assets and opportunities;
•	confidentiality of corporate information;
•	fair dealing with Shareholders;
•	record retention and documentation;
•	social media use;
•	disclosure of breaches of the Code; and
•	reporting of any illegal or unethical behaviour.

Interested parties may request a copy of the Code by writing to the Chairman and Chief Executive Officer, at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.

Each person to whom the Code is applicable must provide a signed acknowledgement to the Corporation indicating that he or she is responsible for complying with the Code. Furthermore, in keeping with the whistleblower policy contained within the Code, employees are encouraged to report any instance of non-compliance with the Code or applicable laws and regulations with their supervisor or, if appropriate, the Chief Executive Officer or Chief Financial Officer of the Corporation. The Board periodically reviews the Corporation’s policies, including the Code and may revise and update the Code on an annual basis. Any waiver of the Code for executive officers or Directors of the Corporation may only be made by the Board or a committee of the Board and must be promptly disclosed to Shareholders. All new Directors, officers and employees of the Corporation and any subsidiaries, as well as consultants and contract workers who perform work on behalf of the Corporation, are advised of the Code and its importance.

The Corporation is established under and is therefore governed by the provisions of the OBCA. Pursuant to the OBCA, a Director or officer of the Corporation must disclose in writing or by requesting that it be entered in the minutes of meetings of the Board, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the Director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. The interested Director cannot vote on any resolution to approve the contract or transaction, subject to certain limited exceptions.

Reporting Issuer Positions

Other than Jordan Kupinsky, none of the proposed Directors are directors of other reporting issuers (or the equivalent) in Canada or a foreign jurisdiction. Mr. Kupinsky is a director of Perk.com Inc. and Atlas Financial Holdings, Inc.

Committees of the Board

Audit Committee

The directors of the Corporation have established an audit committee comprised of three Directors (the “Audit Committee”). The Audit Committee is mandated to assist the Board in fulfilling its oversight responsibilities with respect to the Corporation’s: (i) external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors; (ii) accounting and financial reporting requirements; (iii) reporting of financial information to the public; (iv) compliance with law and regulatory requirements; (v) risks and risk management policies; (vi) system of internal controls and management information systems; and (vii) such other functions as are delegated to the Audit Committee by the Board. Specifically, with respect to the Corporation’s external audit function, the Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: (i) the quality and integrity of the Corporation’s financial statements; (ii) the independent auditors’ qualifications; (iii) and the performance of the Corporation’s independent auditors. The Audit Committee must review and recommend to the Board the Corporation’s annual and interim consolidated financial statements and related management’s discussion and analysis and other material public financial disclosure for approval before they are released to the public or filed with the appropriate regulators. The Audit Committee annually reviews its charter and recommends changes to the Board with respect to the charter, as necessary. A copy of the charter of the Audit Committee was included in the Annual Information Form of the Corporation dated March 23, 2016, which is available under the Corporation’s profile on SEDAR, online at www.sedar.com, and on EDGAR at www.sec.gov. For a discussion of the disclosure required by Part 5 of National Instrument 52-110 – Audit Committees, please refer to the section entitled “Audit Committee” in the Corporation’s Annual Information Form dated March 23, 2016.

In accordance with National Instrument 52-110 – Audit Committees, the Audit Committee will, from time to time, implement and oversee procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. In this regard, the Corporation has established a whistleblower policy, which is contained within the Code.

Composition and Relevant Education/Experience of Members

The Audit Committee is comprised of three members, Ms. Fuhrmann, (Chair) and Messrs. Vink and Kupinsky. The relevant education and experience of each member of the Audit Committee is provided above, under the heading “Director Nominees of Concordia Healthcare Corp.” All of the Audit Committee members are independent of management of the Corporation as required by National Instrument 52-110 – Audit Committees and each member is financially literate in that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. Subject to their election to the Board at the Meeting, and subsequent to the Meeting, it is planned that Ms. Fuhrmann (Chair) and Messrs. Kupinsky and Vink will be appointed to the Audit Committee. Mr. Deeth became a member of the Audit Committee for an interim period from February 9, 2016 to March 24, 2016, due to the appointment of Mr. Borkowski as Executive Vice President of Concordia Healthcare. Mr. Vink was appointed to the Audit Committee on March 24, 2016 to replace Mr. Deeth.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of three members, Messrs. Kupinsky (Chair), Deeth and Ms. Fuhrmann. The relevant education and experience of each member of the Nominating and Corporate Governance Committee is provided above, under the heading “Director Nominees of Concordia Healthcare Corp.” All of the Nominating and Corporate Governance Committee members are independent for purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices. The Nominating and Corporate Governance Committee oversees the Corporation’s approach to corporate governance matters. The mandate of the Nominating and Corporate Governance Committee includes: (i) identifying qualified individuals to serve as members of the Board, including incumbent Directors; (ii) recommending candidates for election or re-election, including persons to fill newly created Director positions or board vacancies; (iii) recommending Directors for committee membership; (iv) leading the Board in its annual self-evaluation; (v) orienting and developing Board members; and (vi) developing and monitoring the Corporation’s corporate governance guidelines. Any recommendation made by the Nominating and Corporate Governance Committee is presented to the Board for approval to ensure additional oversight of the process. Subject to their election to the Board at the Meeting, and subsequent to the Meeting, it is planned that Messrs. Kupinsky (Chair) and Deeth and Ms. Fuhrmann will be appointed to the Nominating and Corporate Governance Committee.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of three members, Messrs. Deeth (Chair), Kupinsky and Vink. In addition to the education and experience of each member of the Human Resources and Compensation Committee provided above, under the heading “Director Nominees of Concordia Healthcare Corp.”, the members of the Human Resources and Compensation Committee have the following (i) direct experience relevant to their responsibilities on the Human Resources and Compensation Committee in determining executive compensation and (ii) skills and experience that enable the Human Resources and Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices:

•

Mr. Deeth has been involved in setting performance based compensation at both large and small law firms over the course of his career. While on the board of directors of Trimel Pharmaceuticals Corporation (currently Acerus Pharmaceuticals Corporation), he was involved in setting compensation levels for senior officers of that company. While on the Board, he has worked closely with GGA to become familiar with compensation levels and trends within peer groups in the Corporation’s industry and to determine compensation structures that best align the interests of management with those of the Shareholders;

•

Mr. Vink has more than two decades of executive experience in various roles overseeing global businesses within the pharmaceutical industry, being based in multiple countries in Europe and the United States. Most recently he served as Chief Operating Officer of Cubist Pharmaceuticals Inc. In these roles Mr. Vink had broad exposure to compensation and human resources related matters, including making recommendations on compensation matters to executive committees and boards as well as approving executive compensation packages. He has significant experience working with external compensation consultants in North America and in Europe. Mr. Vink also currently serves on the boards of a number of companies where he is actively involved in executive compensation matters as well compensation policy and practices development; and

•

Mr. Kupinsky chairs the human resources committee of Atlas Financial Holdings Inc., which is listed on NASDAQ, and is a member of the human resources committee of Perk.com Inc., which is listed on the TSX.

All of the Human Resources and Compensation Committee members are independent for purposes of National Instrument 58-101 –Disclosure of Corporate Governance Practices. The Human Resources and Compensation Committee oversees the remuneration policies and practices of the Corporation. The principal responsibilities and purpose of the Human Resources and Compensation Committee include: (i) reviewing compensation and human resources issues in support of the achievement of the Corporation’s business strategy and making recommendations to the Board as appropriate; (ii) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of these goals and objectives and recommending to the Board the CEO’s compensation level based on this evaluation; (iii) recommending to the Board non-CEO compensation levels, incentive-based plans and equity-based plans; and (iv) reviewing compensation disclosure in public documents. Although the Human Resources and Compensation Committee is comprised entirely of independent Directors, any recommendations of the Human Resources and Compensation Committee must be approved by the Board to ensure an objective process for determining the compensation of its Directors and executive officers. Subject to their election to the Board at the Meeting, and subsequent to the Meeting, it is planned that Messrs. Deeth (Chair), Kupinsky and Vink will be appointed to the Human Resources and Compensation Committee. Ms. Fuhrmann became a member of the Human Resources and Compensation Committee for an interim period from February 9, 2016 to March 24, 2016, due to the appointment of Mr. Borkowski as Executive Vice President of Concordia Healthcare. Mr. Vink was appointed to the Human Resources and Compensation Committee on March 24, 2016 to replace Ms. Fuhrmann.

Board of Directors, Committee and Director Evaluation

The Board, in consultation with the Nominating and Corporate Governance Committee, on an annual basis, receives a recommendation from the Nominating and Corporate Governance Committee for assessing the performance and effectiveness of the Board, its committees and the individual Directors. In order to facilitate this, the Nominating and Corporate Governance Committee is responsible for developing and recommending to the Board a process for assessing criteria that considers the solicitation and receipt of comments from any Directors and the competencies and skills each Director is expected to bring to the Board.

Each individual committee and the Board, in the assessment process overseen by the Nominating and Corporate Governance Committee (as described above), assesses its own performance and that of the individual Directors of which each is comprised, as well as each committee’s own respective charter.

Disclosure, Securities Trading and Confidentiality Policy

The Board has adopted a Disclosure, Securities Trading and Confidentiality Policy designed to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the public in accordance with all applicable legal and regulatory requirements. It is applicable to all Directors, officers and employees of the Corporation. The Disclosure, Securities Trading and Confidentiality Policy prohibits selective disclosure of material information regarding the Corporation or its business. In addition, the Disclosure, Securities Trading and Confidentiality Policy addresses securities trading matters, and provides for trading blackout periods and quiet periods.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation annually renews and purchases insurance coverage for Directors’ and Officers’ liability. The current term (December 19, 2015 to December 19, 2016) premium of approximately $843,020 covers Directors’ and officers’ liability for an aggregate limit of $100,000,000. The policy provides for deductibles ranging from $Nil to $1,000,000 depending upon the nature of the claim. There is no deductible for any claim made by a Director or officer when indemnification has not been granted. This premium is paid entirely by the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR, online at www.sedar.com and on EDGAR at www.sec.gov. Financial information relating to the Corporation is provided in the Financial Statements and the accompanying management’s discussion and analysis. A comprehensive description of the Corporation and its business, as well as a summary of risk factors applicable to the Corporation and its business are set out in the Corporation’s Annual Information Form, dated March 23, 2016, and latest available management’s discussion and analysis. Copies of the Annual Information Form, the Financial Statements, the related management’s discussion and analysis, and any interim consolidated financial statements of the issuer that have been filed for any period after the end of the Corporation’s most recently completed financial year are available to anyone, upon request to Mark Thompson, Chairman and Chief Executive Officer at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9, and without charge to Shareholders, and are also available under the Corporation’s profile on SEDAR, online at www.sedar.com, and on EDGAR at www.sec.gov.

DIRECTORS’ APPROVAL

The contents of this Circular and its sending to Shareholders have been approved by the Board.

Dated at Oakville, Ontario, this 26th day of March, 2016.

BY ORDER OF THE BOARD OF DIRECTORS OF CONCORDIA HEALTHCARE CORP.

By:	<Signed> Mark Thompson
Name: Mark Thompson
Title: Chairman and Chief Executive Officer

APPENDIX “A”

RESOLUTION TO APPROVE NAME CHANGE

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF

CONCORDIA HEALTHCARE CORP.

(the “Corporation”)

TO APPROVE THE CHANGE OF THE CORPORATION’S NAME

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1.	the Corporation is hereby authorized to amend its articles to change its name from “CONCORDIA HEALTHCARE CORP.” to “CONCORDIA INTERNATIONAL CORP.” (the “Name Change”);

2.

any Director or officer of the Corporation be and is hereby authorized, for and on behalf of and in the name of the Corporation, to execute and sign any documents and perform all acts and things necessary or useful, to give effect to the Name Change, including, without limitation, the execution and filing of Articles of Amendment in the prescribed form with the Ministry of Government Services (Ontario);

3.

notwithstanding approval of the shareholders as herein provided, the Board may, in its sole discretion, revoke the special resolution before it is acted upon without further approval of the shareholders; and

4.

any Director or officer be and is hereby authorized, to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution.

APPENDIX “B”

BY-LAW NO. 2

A by-law relating to

the nomination of persons for

election to the board of directors of:

CONCORDIA HEALTHCARE CORP.

(the “Corporation”)

Nomination of Directors

1.

Nomination Procedures. Except as otherwise provided by applicable law, the articles of the Corporation (the “Articles”) or the by-laws of the Corporation, only persons who are nominated in accordance with the following procedures will be eligible for election as a director of the Corporation. Nominations of a person for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors,

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including, without limitation, pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”) or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)

by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for in Section 3 below and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and (ii) who complies with the notice procedures set forth below in this By-law No. 2.

2.

Nominations for Election. The procedures set out in this By-law No. 2 will be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

3.

Timely Notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the registered office of the Corporation in accordance with this By-law No. 2.

4.	Manner of Timely Notice. To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)

in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first Public Announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and

(b)

in the case of a special meeting (other than an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

APPENDIX “B”

5.	Proper Form of Notice. To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(a)	as to each person (a “Nominee”) whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the Nominee;

(ii)	the Nominee’s status as a “resident Canadian” (as such term is defined in the Act);

(iii)	the principal occupation, business or employment of the Nominee, both present and within the five years preceding the notice;

(iv)

the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or directed, or which are owned beneficially or of record, by the Nominee or his or her associates or affiliates as of the record date for the meeting of shareholders (if such date has been made publicly available and has occurred) and as of the date of such notice and the date or dates on which such securities were acquired;

(v)

full particulars of all direct and indirect arrangements and understandings, between or among such Nominating Shareholder and beneficial owner, if any, and their respective Representatives, on the one hand, and the Nominee and his or her Representatives, on the other hand;

(vi)

any other information relating to the Nominee that would be required to be disclosed in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws (as defined below); and

(vii)	a duly completed personal information form in respect of the Nominee in the form prescribed by the principal stock exchange on which the securities of the Corporation are then listed for trading;

(b)	as to the Nominating Shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made:

(i)	the name and address of such Nominating Shareholder, as they appear on the Corporation’s securities register, and of such beneficial owner, if any, and of their respective Representatives;

(ii)

the designation and number or principal amount of securities of the Corporation which are, directly or indirectly, controlled or which are owned beneficially or of record by such Nominating Shareholder, such beneficial owner, if any, or any of their respective Representatives and the date or dates on which such securities were acquired; and

(iii)

any other information that would be required to be made in a dissident’s information circular in connection with solicitations of proxies for election of directors pursuant to the Act or Applicable Securities Laws.

6.

Notice to be updated. In addition, to be considered timely and in proper written form, a Nominating Shareholder’s notice will be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the date that is ten days prior to the date of the meeting, or any adjournment or postponement thereof.

7.

Shareholder Discussion. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law No. 2; provided, however, that nothing in this By-law No. 2 will be deemed to preclude discussion by a shareholder (as distinct from the nomination of

APPENDIX “B”

directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.

8.

Disclosure of Nominee Information. The Corporation shall make all information requested and received from the Nominee and Nominating Shareholder publicly available to the shareholders of the Corporation.

9.

Delivery of Notice. Notwithstanding any other provision of the by-laws of the Corporation, notice given to the Secretary of the Corporation pursuant to this By-law No. 2 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and will be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a Business Day or later than 5:00 p.m. (Eastern Time) on a day which is a Business Day, then such delivery or electronic communication will be deemed to have been made on the subsequent day that is a Business Day.

10.	Board Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law No. 2.

11.	Definitions. For purposes of this By-law No. 2:

(a)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(b)	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

(c)

“person” includes individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

(d)

“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

(e)

“Representative” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert.

The by-laws of the Corporation, as amended from time to time, will be read together and will have effect, so far as practicable, as though all the provisions thereof were contained in one by- law of the Corporation.

APPENDIX “C”

RESOLUTION TO ADOPT BY-LAW NO. 2

RESOLUTION OF THE SHAREHOLDERS OF

CONCORDIA HEALTHCARE CORP.

(the “CORPORATION”)

TO APPROVE THE ADOPTION OF BY-LAW NO.2

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.

by-law number two of the Corporation (“By-law No. 2”) adopted by the Board of Directors of the Corporation, the full text of which is reproduced in Appendix “B” to the management information circular of the Corporation dated March 24, 2016, is hereby approved, ratified, sanctioned and confirmed;

2.

any one Director or officer of the Corporation be and is hereby authorized and directed for and on behalf of and in the name of the Corporation to execute and deliver, under the seal of the Corporation or otherwise, any deeds, documents, instruments and writings, with such amendments, additions, deletions and/or changes as he or she, in his or her discretion may approve or consider necessary, desirable or useful for the purpose of giving effect to these resolutions, including the adoption and implementation of By-Law No. 2, and execution accordingly shall be conclusive evidence of such approval; and

3.

any acts taken prior to the effective date of this resolution by any Director or officer of the Corporation in connection with the foregoing resolutions or the subject matter thereof are hereby approved, ratified, sanctioned and confirmed.

APPENDIX “D”

RIGHTS AND RESTRICTIONS ATTACHING TO THE PREFERRED SHARES

The following rights, privileges, restrictions and conditions shall be attached to the preferred shares (the “Preferred Shares”) in the capital of Concordia Healthcare Corp. (the “Corporation”):

1.

Blank-Cheque Preferred Shares. The board of directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Shares, for one or more series of Preferred Shares and, with respect to each such series, to fix (before the issuance of such series): (a) the number of shares constituting such series; (b) the designation of such series; (c) the rate, amount or method of calculating any dividends and, whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue; (d) the voting powers, if any, of the shares of such series; (e) any right of redemption or right of purchase and the redemption or purchase prices and the terms and conditions of any such rights; (f) any rights of retraction vested in the holders of shares of such series and the prices, terms and conditions of such rights; (g) any rights upon dissolution, liquidation or winding-up of the Corporation; (h) the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series; and (i) any other provisions attaching to any such series of shares.

2.

No Class Priority. No rights, privileges, restrictions or conditions attached to any series of Preferred Shares shall confer on the shares of such series a priority in respect of dividends or return of capital in the event of the liquidation, dissolution or winding-up of the Corporation over any other shares of any other series of Preferred Shares.

3.

Series Differences. Subject to Section 2, the rights, privileges, restrictions and conditions of each series of Preferred Shares may differ from those of any other series of Preferred Shares at any time outstanding.

4.

Ranking as to Dividends and Return of Capital. The Preferred Shares of each series shall be entitled to a preference and priority over the common shares of the Corporation with respect to the payment of dividends and the distribution of assets or return of capital if there is a voluntary or involuntary liquidation, dissolution or winding-up of the Corporation.

APPENDIX “E”

RESOLUTION TO CREATE PREFERRED SHARES

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF

CONCORDIA HEALTHCARE CORP.

(the “CORPORATION”)

TO APPROVE THE INCREASE IN THE AUTHORISED CAPITAL OF THE CORPORATION

BY CREATING A CLASS OF PREFERRED SHARES

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1.	the Corporation is hereby authorized to amend its articles to increase the authorized capital of the Corporation by creating an unlimited number of preferred shares (the “Preferred Shares”);

2.

the rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be in the form attached as Appendix “D” to the management information circular of the Corporation dated March 24, 2016;

3.

any Director or officer of the Corporation be and is hereby authorized, for and on behalf of and in the name of the Corporation, to execute and sign any documents and perform all acts and things necessary or useful, to give effect to these resolutions, including, without limitation, the execution and filing of Articles of Amendment in the prescribed form with the Ministry of Government Services (Ontario);

4.

notwithstanding approval of the shareholders as herein provided, the Board may, in its sole discretion, revoke the special resolution before it is acted upon without further approval of the shareholders; and

5.

any Director or officer be and is hereby authorized, to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution.